Filed by CSR plc Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934
Subject Company: Zoran Corporation
Commission File No: 333-173590

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser, who is authorised under the Financial Services and Markets Act 2000 (as amended), if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you sell or have sold or otherwise transferred all of your Existing Ordinary Shares, please send this document, together with any accompanying documents as soon as possible to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee. However, the distribution of this document and any accompanying documents into certain jurisdictions other than the United Kingdom may be restricted by law. Therefore persons into whose possession this document and any accompanying documents come should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Applications will be made to the UK Listing Authority and to the London Stock Exchange for the New Ordinary Shares to be admitted to listing on the premium segment of the Official List and to trading on the Main Market of the London Stock Exchange, respectively. It is expected that, subject to the Conditions to the Transaction being satisfied or, where appropriate, waived, Admission will become effective and dealings on the London Stock Exchange in the New Ordinary Shares will commence at 8.00 a.m. (London time) on 31 August. Application has been made for the CSR ADSs to be listed on The NASDAQ Stock Market, and it is expected that, subject to the Conditions to the Transaction being satisfied or, where appropriate, waived, ADS Admission will become effective and dealings on The NASDAQ Stock Market in the CSR ADSs will commence at 8.00 a.m. (Eastern Daylight time) on 31 August.

YOU SHOULD READ THE WHOLE OF THIS DOCUMENT AND THE ACCOMPANYING PROSPECTUS. IN PARTICULAR, YOUR ATTENTION IS DRAWN TO PART II (RISK FACTORS) OF THIS DOCUMENT.

CSR plc

(incorporated and registered in England and Wales, No. 04187346)

Proposed merger with Zoran Corporation

Proposed issue of up to 49,500,000 New Ordinary Shares in the Company in connection with the proposed merger with Zoran Corporation

Notice of General Meeting

Sponsored by J.P. Morgan Cazenove

Your attention is drawn to the letter from the Chairman of CSR which is set out on pages 4 to 12 of this document and which contains the unanimous recommendation of the Directors that you vote in favour of the Resolutions to be proposed at the CSR General Meeting referred to below. You should not rely solely on the information summarised in this document.

Notice of a General Meeting of the Company to be held at the offices of J.P. Morgan Cazenove, 20 Moorgate, London EC2R 6DA, United Kingdom on 30 August 2011 at 3.00 p.m. is set out at the end of this document. A Form of Proxy for the General Meeting (the “Form of Proxy”) is enclosed. To be valid, Forms of Proxy should be completed, signed and returned in accordance with the instructions printed on them so as to be received by the Company’s registrars, Equiniti Limited, as soon as possible and in any event no later than 3.00 p.m. on 25 August 2011. If you hold Existing Ordinary Shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction to the Company’s registrars, Equiniti (CREST participant RA19), so that it is received by no later than 3.00 p.m. on 25 August 2011. Completion and return of a Form of Proxy will not preclude you from attending and voting in person at the General Meeting, should you so wish.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO SUBSCRIBE FOR OR BUY ANY NEW ORDINARY SHARES OR EXISTING ORDINARY SHARES OR OTHER SECURITIES TO ANY PERSON IN THE UNITED STATES OR ANY OTHER JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL AND IS NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA, JAPAN, CANADA AND WHERE RESTRICTED BY LAW EXCEPT AS DETERMINED BY CSR PLC IN ITS SOLE DISCRETION AND PURSUANT TO APPLICABLE LAWS. The New Ordinary Shares have not been, and will not be, registered under the applicable laws of any Restricted Jurisdiction other than the US. Accordingly, the New Ordinary Shares may not be offered, sold, delivered or transferred, directly or indirectly, in or into any Restricted Jurisdiction other than the US or to or for the account or benefit of any national, resident or citizen of any Restricted Jurisdiction other than the US. Any public offering of securities to be made in the United States will be made only by means of the Proxy Statement/Prospectus that may be obtained from CSR and that will contain detailed information about CSR and its management, as well as financial statements, in each case, that are included in the Form F-4 filed by CSR with the SEC. Copies of this document are not being, and should not be, distributed in or sent into the United States

J.P. Morgan Cazenove, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for CSR as sole sponsor and joint financial adviser in connection with the production of this document, the Transaction and Admission and is not advising, or acting for, any other person and will not be responsible to any person other than CSR for providing the protections afforded to the clients of J.P. Morgan Cazenove or for providing advice in relation to the Transaction, Admission or any matters or arrangements referred to or contained in this document.

N M Rothschild & Sons Limited is acting as joint financial adviser to CSR plc and no one else in connection with the Transaction and/or the Admission and will not be responsible to anyone other than CSR plc for providing the protections afforded to clients of N M Rothschild & Sons Limited or for providing advice in connection with the Transaction, the Admission or any matters referred to in this document.

Apart from the responsibilities, if any, which may be imposed on J.P. Morgan Cazenove or N M Rothschild & Sons Limited by the Financial Services and Markets Act 2000 or the regulatory regime established thereunder, J.P. Morgan Cazenove and N M Rothschild & Sons Limited do not accept any responsibility whatsoever nor make any representation or warranty, express or implied, for or in respect of the contents of this document, including its accuracy or completeness, or for any other statement made or purported to be made by them, or on behalf of them, in connection with the Company, the Transaction and/or Admission.

Dated 4 August 2011

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

All times and dates referred to in this document are times and dates in London.

Expected Timetable to Completion[1]	2011
Announcement of the Transaction	21 February

Announcement of the Transaction on Revised Terms	17 June

Proxy Statement/Prospectus on Form F-4 sent to Zoran Shareholders	1 August

Circular/Notice of Meeting sent to CSR Shareholders	4 August

Latest time and date for receipt of Forms of Proxy for the CSR General Meeting	3.00 p.m. on 25 August

CSR General Meeting	3.00 p.m. on 30 August

Zoran Special Meeting	30 August

Expected date of Completion of the Transaction	30 August

Expected date of Admission, commencement of dealings on the London Stock Exchange of the New Ordinary Shares	31 August

Expected date of US Admission	31 August

Expected effective date of ADS Admission, commencement of dealings on The NASDAQ Stock Market of the CSR ADSs	31 August

CSR ADSs shall be issued by the Exchange Agent in uncertificated book-entry form upon surrender of Zoran Share Certificates for cancellation with executed letters of transmittal or transfer of uncertificated book-entry Zoran Shares, unless a physical ADR is requested or is otherwise required	As soon as practicable, following receipt of duly completed and executed letters of transmittal[2]

[1]	These dates are indicative and assume that the requisite regulatory clearances have been obtained and other Conditions to Completion fulfilled before the date estimated for Completion.
[2]	The Exchange Agent is required to deliver the letters of transmittal to Zoran Shareholders as soon as practicable after Completion, and in any event, no later than 10 Business Days thereafter, pursuant to the Amended and Restated Merger Agreement.

FORWARD-LOOKING STATEMENTS

This document contains, or may contain, ‘forward-looking statements’ concerning CSR and Zoran (together such companies and their subsidiaries being the “Combined Company”) that are subject to risks and uncertainties. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’ or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: the expected benefits of the Transaction; the expected accretive effect of the Transaction on the Combined Company’s financial results; expected cost, revenue, technology and other synergies; the expected impact for customers and end-users; future capital expenditures, expenses, revenues, earnings, economic performance, financial condition, losses and prospects; business and management strategies; the expansion and growth of CSR’s or Zoran’s operations; the effects of government regulation and the anticipated timing of the Shareholder Meetings and Completion.

These forward-looking statements are based upon the current beliefs and expectations of the management of CSR and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond CSR’s and Zoran’s ability to control or estimate precisely and include, without limitation: the ability to obtain governmental approvals of the Transaction or to satisfy other Conditions on the proposed terms and timeframe; the possibility that the Transaction does not close when expected or at all, or that the companies may be required to modify aspects of the Transaction to achieve regulatory approval; the ability to realise the expected synergies from the Transaction in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the Transaction; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Combined Company’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; economic conditions and the difficulty in predicting sales, even in the short-term; factors affecting the quarterly results of CSR, Zoran and the Combined Company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, Zoran and the Combined Company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, Zoran and the Combined Company to compete successfully; product warranties; the impact of legal proceedings; the impact of IP indemnification practices; and other risks and uncertainties, including those detailed from time to time in CSR’s and Zoran’s periodic reports (whether under the caption “Risk Factors” or “Forward Looking Statements” or elsewhere) and Part II (Risk Factors) of this document. Neither CSR nor Zoran can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither CSR nor Zoran nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except as required by the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules or otherwise as required by law.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of CSR, Zoran, or the Combined Company, following the implementation of the Transaction or otherwise. No statement in this document should be interpreted to mean that the earnings per share, profits, margins or cash flows of CSR for the current or future financial years would necessarily match or exceed the historical published figures.

Important factors that could cause the actual operating results or the financial condition of CSR, Zoran and/or the Combined Company to differ materially from those expressed or implied by forward-looking statements in this document include, but are not limited to, the factors indicated in Part II (Risk Factors) of this document.

The statements above relating to forward-looking statements should not be construed as a qualification to the working capital statement set out in paragraph 7 of Part XIV (Additional Information) of the Prospectus and incorporated by reference into this document.

CORPORATE DETAILS AND ADVISERS

Company Secretary

Brett Gladden

Registered office	Website

Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom	www.csr.com

Sponsor

J.P. Morgan Cazenove 125 London Wall London EC2Y 5AJ United Kingdom

Joint Financial Advisers

J.P. Morgan Cazenove 125 London Wall London EC2Y 5AJ United Kingdom	N M Rothschild & Sons Limited 1 King William Street London EC4N 7AR United Kingdom

Joint Brokers

J.P. Morgan Cazenove 125 London Wall London EC2Y 5AJ United Kingdom	UBS Investment Bank 1 Finsbury Avenue London EC2M 2PP United Kingdom

Legal Advisers

(as to English law) Slaughter and May One Bunhill Row London EC1Y 8YY United Kingdom	(as to US law) Wilson Sonsini Goodrich & Rosati 650 Page Mill Road Palo Alto, California 94304-1050 United States of America

Auditors and Reporting Accountants	Registrars

Deloitte LLP 2 New Street Square London EC4A 3BZ United Kingdom	Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA United Kingdom

PART I

LETTER FROM THE CHAIRMAN

CSR plc

(Incorporated and Registered in England and Wales with Registered No. 04187346)

Directors:	Registered Office:

Ronald Mackintosh (Chairman) Andrew Allner Joep van Beurden Anthony Carlisle Kanwar Chadha James Collier Will Gardiner Sergio Giacoletto-Roggio Christopher Ladas Teresa Vega	Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ

4 August 2011

Dear Shareholder,

Proposed merger with Zoran Corporation and issue of New Ordinary Shares

1.	Introduction

On 21 February 2011, the boards of CSR and Zoran announced that they had entered into a definitive merger agreement which provided that, subject to the approval of Zoran Shareholders and CSR Shareholders and a number of other Conditions, Merger Sub, a wholly-owned subsidiary of CSR, will be merged with and into Zoran and Zoran, as the surviving corporation, will become a wholly-owned subsidiary of CSR.

Since the Transaction was originally announced on 21 February 2011, several developments have impacted the business outlook of Zoran, including the earthquake and tsunami in Japan and the announcement by Cisco Systems that it will exit its Flip consumer video camcorder segment. These developments affected Zoran’s outlook for its business and results of operations and led to discussions with CSR regarding the proposed merger.

As a result, on 17 June 2011, the boards of the two companies announced that they had agreed to amended terms for the Transaction.

The purpose of this document is to explain the background to and reasons for the Transaction and to provide you with a Notice of General Meeting of the Company to be held to consider and, if thought fit, to pass the resolutions required to authorise the Company to complete the Transaction and certain other business.

This document also explains why the CSR Board considers that the Resolutions to be proposed at the CSR General Meeting are in the best interests of the Company and the CSR Shareholders as a whole, and why the CSR Board recommends that you vote in favour of the Resolutions. The Resolutions include the approvals required: (i) to complete the Transaction under the Listing Rules, among other things; (ii) to allot the New Ordinary Shares; and (iii) to increase the CSR Board’s authorities to allot and purchase Ordinary Shares under the Companies Act 2006 in line with its enlarged share capital.

In addition, we propose two resolutions concerned with matters distinct from the Transaction, being: (i) approval for a new CSR executive incentive plan; and (ii) and a change to the existing CSR share option plan under the Listing Rules. Further details of these matters are set out in Part V (The CSR plc 2011 Executive Incentive Plan and Amended CSR plc Share Option Plan) of this document.

The CSR General Meeting will be held on 30 August 2011 and the Notice of General Meeting is set out on pages 45 to 49 of this document. Further information on the Resolutions to be proposed at the CSR General Meeting are set out in Paragraph 11 below and in Parts III (Additional Information) and V (The CSR plc 2011 Executive Incentive Plan and Amended CSR plc Share Option Plan) of this document. Resolution 1 will be proposed as an ordinary resolution. This is the only resolution required to complete the Transaction. Resolutions 4, 5, and 6 are conditional on Resolution 1 (approval of the Transaction) being passed. Resolutions 2 and 3, both of which will be proposed as ordinary resolutions, are not.

2.	Summary of the terms of the Transaction

Under the terms of the Amended and Restated Merger Agreement, it is proposed that Zoran Shareholders will receive US$6.26 in cash, without interest, and 0.589 New Ordinary Shares in the form of ADSs that will be listed on The NASDAQ Stock Market for each Zoran Share held immediately prior to Completion. Each CSR ADS will represent four New Ordinary Shares.

At 16 June 2011, the last Business Day before the announcement of the Revised Terms, this entitlement represented a value of US$9.19 per Zoran Share or a total consideration of US$484 million (approximately £300 million)1. This represents a premium of approximately 28 per cent. to the closing share price of Zoran Shares of $7.20 on 16 June 2011 and a discount of approximately 1 per cent. to the average closing share price of Zoran Shares over the three months prior to 16 June 2011. The total consideration represents a Zoran enterprise value (calculated as the total consideration minus Zoran’s total cash and cash equivalents as of 31 March 2011) of approximately US$233 million. Based on the closing price of Existing Ordinary Shares of £2.90 as of 20 July 2011, being the reference date used in the Form F-4, and converted to a price in US dollars of $4.69 (using a US dollar to Sterling exchange rate of US$1.62:£1 as of 20 July 2011, being the reference date used in the Form F-4), the entitlement for each Zoran Share represents a value of US$9.02 or a total consideration of US$475 million2.

Following Completion, it is expected that Zoran Shareholders will own approximately 17 per cent. of the Combined Company on a fully diluted basis2.

As a result of the Revised Terms the previously announced share buy back programme in connection with the original merger agreement has been stopped.

3.	Background to and reasons for the Transaction

CSR’s strategy is to provide semiconductor and software based solutions that enhance consumers’ experience in a location-aware, wire-free, connected world. There is a rapidly growing demand for devices that capture and play video and audio, are increasingly inter-connected and inter-operable, are able to indicate the user’s location via GPS or other positioning systems, and are able to wirelessly connect via technologies such as Bluetooth and Wi-Fi.

Examples of such devices include smartphones, cameras with geo-tagging and wireless connections, TVs with HD video and wireless connectivity, and automobiles with GPS for navigation. Currently, manufacturers are looking for suppliers that can provide differentiated solutions in all these areas, which has been confirmed by the positive feedback on the Transaction given by existing and potential customers during management meetings conducted by CSR following the announcement of the Transaction.

As CSR has grown, it has also enhanced its knowledge, expertise and global presence in order to meet the evolving requirements of its customers. This has been achieved by adding capabilities in areas adjacent to Bluetooth, such as GPS, through the acquisition of SiRF; Wi-Fi, which it has developed internally; and audio, which it has developed both internally and through acquisitions such as Clarity Technologies and aptX. Given the increasing importance of visual content, the Transaction represents a further important step in CSR’s strategic development, creating a global leader in wireless connectivity, location-aware products, imaging and video, and audio technology. It is expected to:

•	strengthen and diversify CSR’s business with Zoran’s complementary products, technology, expertise and attractive customer relationships;

•

create new growth opportunities by increasing CSR’s scale and addressable market, enabling the Combined Company to unlock and potentially expand the growing area of next-generation connected devices with innovative high quality audio-visual content technologies for use in the home, the office, the car or otherwise on the move;

•	reduce the time to market for new products, while increasing their value to customers through combining technologies and expertise; and

•	generate attractive financial results.

[1]	Based on the closing price of 308.1 pence per Existing Ordinary Share and the closing price of US$7.20 per Zoran Share and a US dollar to Sterling exchange rate of $1.6147:£1 on that day.
[2]

Assuming: (i) the exercise of all outstanding ‘in the money’ options and awards of CSR at the CSR share price, calculated according to the treasury method, and (ii) the exercise of all Zoran outstanding ‘in the money’ options and restricted stock units, at the implied entitlement value for each Zoran Share, calculated according to the treasury method, each as at 2 August 2011 (the latest practicable date prior to publication of this document).

Strengthen CSR’s existing business

The Transaction is expected to boost CSR’s existing business in a number of ways:

•

Zoran’s image and video capture and display technology complements CSR’s suite of connectivity, audio and location-aware products. By combining products and expertise, the portfolio of solutions available to the customers of both companies is expected to be enhanced. For example:

•

Connected and location-aware cameras are already an exciting near-term reality. CSR has GPS and Wi-Fi solutions for the camera market and these can be combined with Zoran’s market-leading proprietary camera-on-a-chip (COACH) platform, enabling the software and RF (Radio Frequency) design for these solutions to be pre-integrated, so reducing customers’ implementation costs and improving their time to market.

•

The wireless connected home is a rapidly developing area in consumer electronics. CSR has Wi-Fi, Audio and Bluetooth chips, which it promotes into home entertainment markets. With the addition of Zoran’s digital television (DTV), printer, camera and silicon tuner platforms, CSR’s product offerings and routes to market will be expanded. This increases the opportunity to win business in the “connected TV” and home entertainment arena, for example by adding Wi-Fi wireless surround sound and Bluetooth low energy to Zoran’s existing offerings.

•

CSR has strong relationships with automotive manufacturers, to whom it supplies Bluetooth, Wi-Fi and GPS solutions. Automotive companies are increasingly building-in video and camera functionality to their products, and are actively looking for technology providers that can combine connectivity, location, and imaging technologies. As a result, the Transaction enhances the prospects of selling Zoran’s market-leading video and imaging technology alongside CSR’s connectivity and location solutions to these customers.

•

The two companies mutually serve many global customers and the Transaction will increase CSR’s relevance with key consumer electronics companies. With 80 per cent of pro forma revenue coming from markets where the Combined Company has a market leading position, it will be better able to leverage its extended product and technology portfolio.

•

The addition of Zoran’s intellectual property rights of more than 850 issued and pending patents built up over 25 years significantly expands CSR’s intellectual property rights portfolio, which is expected to increase the Combined Company’s ability to compete in the global semiconductor market.

•	The Transaction broadens the scope of CSR’s markets and business model, increasing diversity by both market and technology, while adding major software components to CSR’s existing product portfolio.

Create new growth opportunities

Combining CSR’s and Zoran’s technology, commercial relationships and people is expected to provide incremental growth for the Combined Company.

•

There is an increasing amount of media-rich technology being delivered to consumer electronic devices, which require enhanced connectivity, audio and image/video quality. CSR is an innovator in wireless, audio and locations systems, while Zoran has a strong track record in the development of video and imaging technology. For example, in the digital still camera segment (DSC), Zoran has a leading market share with its COACH image processor while CSR enjoys significant traction with its SiRFStar4e product for geo-tagging, enabling the Combined Company to build on their combined strengths as DSCs become more connected and location-aware.

•

The Transaction will create stronger strategic relationships with key customers. The richer technology portfolio resulting from the Transaction will deliver a product range which is more closely aligned to customers’ requirements, allowing them increasingly to differentiate their products to consumers. In addition, combining technologies will simplify R&D challenges and support a faster time to market for customers’ products and reduce their associated execution requirements, risk and costs.

•

The Combined Company will have a world-class team in research, development, marketing, sales and manufacturing. The Combined Company will draw upon a global talent pool that has been assembled over many years and is at the forefront of innovation in wireless connectivity, location-aware products, audio, imaging and video technology. This will further enhance its capability to win in current, as well as future growth markets.

Reduce time to market for new products and increasing margin

The Combined Company will have greater access to a range of technologies and capabilities, enabling it to develop products and solutions more efficiently. By designing and specifying integrated products within one company, the Combined Company should be able to bring products more quickly to market. The Transaction significantly increases the scale of CSR’s business which will lead to improved supply chain efficiency, enhanced purchasing power and cross-fertilisation of manufacturing techniques. This will enable CSR to reduce its development costs and simplify its manufacturing procedures so providing products with an improved margin. A shorter time to market, lower development costs and a wider and deeper engagement with customers, while meeting their preference for fewer, bigger suppliers provides the Combined Company with the opportunity to capture a greater proportion of the final product value.

Generate attractive financial results

The Transaction is expected to generate attractive financial results:

•	enhancing the Combined Company’s earnings, growth and gross margin profile;

•	accelerating revenue from platforms, meeting CSR’s goal of increasing its revenues from this product area; and

•	diversifying revenues across technologies, market segments and customers.

CSR expects to generate run rate cost synergies of US$50 million across the Combined Company by the end of the first quarter 2012, whilst continuing investment in the combined technology pipeline. One-off charges relating to overall integration and realisation of cost synergies are expected to total approximately US$50 million. Of the targeted savings, US$35 million of synergies are expected from a reduction in operating expenditure and US$15 million of synergies from a reduction in cost of goods sold. These synergies are in addition to the ongoing US$30 million cost reductions already undertaken at Zoran.

In addition, CSR expects to achieve further identified “rightsizing” savings at an annual run rate of US$20 million. Both cost synergies and rightsizing savings are expected to be achievable by the end of the first quarter 2012 based upon extensive integration planning.

As a result of these expected actions of the Combined Company and the actions Zoran is already undertaking on a standalone basis, the net increase in CSR’s run rate operating costs compared to CSR on a standalone basis is expected to be approximately US$175 million by the end of first quarter of 2012, compared to the first quarter 2011 Zoran run rate of approximately US$260 million.

Importantly, taking into account the full run rate of the expected cost synergies and identified rightsizing savings, as well as the ongoing cost savings at Zoran, the Transaction is expected to provide more than 15 per cent EPS accretion in 2012, before any incremental revenue synergies and one-off costs.

4.	Information on CSR

CSR is a leading provider of multifunction connectivity, audio and location platforms. CSR’s technology portfolio includes Bluetooth, GPS and GNSS, FM Radio, Wi-Fi, Audio and NFC. CSR’s customers include industry leaders in consumer electronics, mobile handsets and automotive.

CSR is headquartered in Cambridge, the United Kingdom, and has offices in Europe, Asia and North America. As at 1 July 2011, CSR employed 1,625 people in eleven countries.

5.	Information on Zoran

Zoran is a leading provider of digital solutions for the digital entertainment and digital imaging markets. Zoran has pioneered high-performance digital audio and video, imaging applications, and Connect Share Entertain™ technologies for the digital home.

Zoran provides integrated circuits, software and platforms for digital cameras, digital televisions (DTV), set-top boxes, broadband receivers (silicon tuners) and media players, digital versatile disc (DVD) and high definition (HD) media players, digital printers, scanners and related multifunction peripherals (MFP). Zoran sells its products to original equipment manufacturers who in turn incorporate them into products for consumer and commercial applications. Zoran also licences certain software and other intellectual property.

On 30 November 2010, Zoran completed the acquisition of Microtune, a receiver solutions company that designs and markets advanced RF and demodulator electronics, for a transaction equity value of approximately US$162 million. Microtune is a pioneer in the development and deployment of silicon tuners, a technology that is complementary and synergistic to Zoran’s strategic objectives in both the set-top box and DTV markets.

Zoran is headquartered in Sunnyvale, California, with operations in Europe, Asia and Israel. As of 30 June 2011, it employed 1,436 people.

Zoran Shares are listed on The NASDAQ Stock Market under the symbol “ZRAN”.

On 4 March 2011, Zoran shareholder Ramius announced that it had delivered consents from the holders of a majority of the shares of Zoran in order to replace three of the seven directors of Zoran with nominees of Ramius.

At the time of signing the Amended and Restated Merger Agreement, CSR was aware of the Ramius consent solicitation and the changes in the Zoran Board.

The CSR Board does not expect any material change in the business of Zoran as a result of the change to the Zoran Board.

The Amended and Restated Merger Agreement remains in full force and effect and the CSR Board expects completion of the Transaction, subject to shareholder approval and other Conditions, during the third quarter of 2011.

6.	Financial Effects of the Transaction

On a pro forma basis and assuming the Transaction had completed on 31 December 2010, the Combined Company would have had net assets of US$912 million (based on the consolidated net assets of CSR and Zoran as at 31 December 2010). On the same basis, the Combined Company would have treasury deposits, investments, cash and cash equivalents of US$370 million and no bank debt. The combined pro forma gross margin for 2010 is approximately 48 per cent.

The Transaction will increase CSR’s revenues by around 50 per cent. at a gross margin of more than 50 per cent. The Combined Company’s increased scale, diversity and balance sheet strength will enhance its business model and will offer greater flexibility than CSR as a standalone company.

Unaudited pro forma condensed consolidated financial information for the Combined Company, comprising an unaudited pro forma condensed consolidated balance sheet at 31 December 2010 and an unaudited pro forma condensed consolidated income statement of the Combined Company for year ended 31 December 2010, is set out in Part XI (Unaudited Pro Forma Condensed Consolidated Financial Information for the Combined Company) of the Prospectus. The unaudited pro forma consolidated financial information, which has been prepared for illustrative purposes only, by its nature addresses a hypothetical situation and therefore does not show what the results of operations and financial position of the Combined Company would have been if the Transaction had actually occurred on the dates assumed. This information also does not indicate what the future operating results or consolidated financial position of the Combined Company will be.

7.	Management and Employees

Following Completion, Dr Levy Gerzberg will be invited to join the CSR Board as a non-executive director. The CSR Board will continue to be chaired by Ron Mackintosh. The Combined Company will be headed by CSR’s current Chief Executive Officer Joep van Beurden. Will Gardiner, CSR’s current Chief Financial Officer, will continue in this role in the Combined Company. CSR attaches great importance to the skills and experience of the existing management and employees of Zoran. A major benefit of the Transaction for CSR is expected to be the Combined Company’s enhanced talent pool, spanning various areas including R&D, operations and sales.

8.	The Amended and Restated Merger Agreement

The key terms of the Amended and Restated Merger Agreement are set out below. A more detailed summary of the Amended and Restated Merger Agreement is in Part II (The Amended and Restated Merger Agreement) of the Prospectus.

Material conditions

The material Conditions are:

•	approval of the requisite resolutions by both CSR shareholders and Zoran Shareholders;

•	the waiting period applicable to the consummation of the Transaction under the Hart-Scott-Rodino Act having expired or been terminated;

•	the accuracy of each party’s representations and warranties (except where any inaccuracy has not had a material adverse effect);

•	the performance by each party of its material obligations under the Amended and Restated Merger Agreement; and

•

admission of the New Ordinary Shares issuable to Zoran Shareholders under the Amended and Restated Merger Agreement to listing on the Official List (which will be satisfied at the same time as Completion) and to trading on the Main Market of the London Stock Exchange and approval for listing of the CSR ADSs on The NASDAQ Stock Market.

The waiting period under the Hart-Scott-Rodino Act with respect to the Transaction was terminated on 24 March 2011.

There can be no assurance that the other Conditions will be satisfied or that the Transaction will be completed.

Termination of the Amended and Restated Merger Agreement

Each party is able to terminate the Amended and Restated Merger Agreement:

•	by mutual consent;

•	if the Transaction is not completed by 31 December 2011, subject to extension in certain circumstances;

•	if the transactions contemplated by the Amended and Restated Merger Agreement are not approved by the shareholders of either party;

•

if the other party’s board of directors (i) withdraws, modifies, qualifies or amends its recommendation of the Transaction in a manner adverse to the terminating party; (ii) approves, endorses or recommends any other acquisition offer relating to Zoran; or (iii) fails to recommend against such an offer; or (iv) publicly announces an intention to do any of (i), (ii) or (iii); or

•

if such party terminates the Amended and Restated Merger Agreement to accept a “superior proposal” (and in the case of CSR if the terms of the superior proposal require CSR to terminate the Amended and Restated Merger Agreement). The Amended and Restated Merger Agreement provides that the term “superior proposal” when used with respect to CSR or Zoran, as applicable, means any bona fide written takeover proposal that, if consummated, would result in a person or group owning, directly or indirectly, more than 80 per cent. of CSR Shares or Zoran Shares, as applicable, then outstanding (or of the shares of the common stock of the surviving entity in a merger or the ultimate parent of the surviving entity in a merger) or more than 80 per cent. of the assets of CSR or Zoran, as applicable, and its subsidiaries and which the CSR Board or the Zoran Board, as applicable, determines in good faith (after consultation with its legal counsel and financial advisor) to be more favourable to CSR Shareholders or Zoran Shareholders, as applicable, from a financial point of view than the transactions contemplated by the Amended and Restated Merger Agreement, taking into consideration the conditions to the consummation of the takeover proposal and the financial, legal, regulatory and other aspects of the takeover proposal.

Termination fees

Zoran has agreed to pay to CSR and CSR has agreed to pay Zoran a termination fee in the following circumstances:

•

if after another takeover proposal with respect to one of the parties is announced or proposed to such party’s shareholders, the Amended and Restated Merger Agreement is terminated by either party for failure of such party’s shareholders to approve the Transaction and within six months following such termination, in respect of a payment by Zoran, Zoran or, in respect of a payment by CSR, CSR enters into or consummates any takeover proposal;

•

if either party terminates the Amended and Restated Merger Agreement because of the other party’s board of directors (i) withdraws, modifies, qualifies or amends its recommendation of the Transaction in a manner adverse to the terminating party; (ii) approves, endorses or recommends any other acquisition offer; or (iii) fails to recommend against such an offer or (iv) publicly announces an intention to do any of (i), (ii) or (iii), unless at such time the other party has the right to terminate due to an unremedied breach of the agreement that would prevent the conditions to closing in respect of the accuracy of the representations and compliance with covenants being satisfied;

•

if either party terminates the Amended and Restated Merger Agreement because the other party breaches any of its covenants in respect of the non-solicitation of third party acquisition proposals in any material respect; or

•

if such party terminates the Amended and Restated Merger Agreement to accept a “superior proposal”. The Amended and Restated Merger Agreement provides that the term “superior proposal” when used with respect to CSR or Zoran, as applicable, means any bona fide written takeover proposal that, if consummated, would result in a person or group owning, directly or indirectly, more than 80 per cent. of CSR Shares or Zoran Shares, as applicable, then outstanding (or of the shares of the common stock of the surviving entity in a merger or the ultimate parent of the surviving entity in a merger) or more than 80 per cent. of the assets of CSR or Zoran, as applicable, and its subsidiaries and which the CSR Board or the Zoran Board, as applicable, determines in good faith (after consultation with its legal counsel and financial advisor) to be more favourable to CSR Shareholders or Zoran Shareholders, as applicable, from a financial point of view than the transactions contemplated by the Amended and Restated Merger Agreement, taking into consideration the conditions to the consummation of the takeover proposal and the financial, legal, regulatory and other aspects of the takeover proposal.

The termination fees payable by Zoran and CSR are US$8.6 million (subject to a possible adjustment for VAT) (which is equal to less than 1 per cent. of CSR’s fully diluted market capitalisation as at the close of business on 16 June 2011) except that, if Zoran terminates the Amended and Restated Merger Agreement to accept a “superior proposal”, the termination fee payable by Zoran is US$12.7 million (subject to a possible adjustment for VAT).

9.	Zoran stock options

As of Completion, each outstanding and unexercised stock option to acquire Zoran Shares and each restricted stock unit with respect to Zoran Shares will be assumed by CSR. The assumed options and restricted stock units will be converted into options or restricted stock units, respectively, which shall, subject to the prevailing terms and conditions of grant, be satisfied by the issuance of either CSR ADSs or Ordinary Shares, at the election of CSR. The number of CSR ADSs or Ordinary Shares issuable for each converted option or restricted stock unit will equal the number of Zoran Shares subject to the award multiplied by the Option Exchange Ratio.

As at 2 August 2011 (the latest practicable date prior to publication of this document), 9,783,010 Zoran Shares were subject to outstanding Zoran share options or awards or restricted stock units (such options having exercise prices of between $0.00 and $28.26 with a total weighted average exercise price of US$10.23).

10.	Current trading, trends and prospects

On 27 July 2011, CSR published its unaudited results for the second quarter of 2011 and half year ended 1 July 2011, reporting revenues of $193.9 million, in line with the guidance given at the time of the release of results for the first quarter of 2011, and an underlying operating profit of $24.2 million.

CSR’s business has been resilient in the second quarter: CSR continues to execute successfully against its strategy of diversifying its revenue base and it continues to extend its product portfolio and customer base, and CSR believes that its move to the 40nm node will increase its competitiveness. During the second quarter, CSR demonstrated its next-generation 40nm location platform with multi Global Navigation Satellite Systems (GNSS) capability, reached the final stages of development of its Bluetooth/Wi-Fi combo chip and taped-out (meaning that, the manufacturing database has been sent to the foundry) its next generation RF companion chip for its SOCs. CSR also tested its first 40nm NFC IP during the second quarter.

Handset Business

During the second quarter, CSR secured new design wins for its CSR8000™ family and BC6 Bluetooth products in feature phones for a number of customers, including Nokia and Samsung. CSR’s SiRFstarIV™ location product had additional design wins in smartphones and tablets from ZTE and other Asian manufacturers, and its SiRFstarIV location product with Samsung began contributing meaningful revenues during this quarter. CSR also introduced a Bluetooth low energy variant of its CSR8000 product for tablets and smartphones.

Audio & Consumer Business

CSR secured multiple new design wins for its CSR µEnergy™ Bluetooth low energy solutions (CSR1000 and CSR1001) across a number of computer mice and keyboard vendors and CSR anticipates that these products will support further applications in the health and fitness markets. CSR believes that its Bluetooth low energy products will be used in advanced TV controllers, as new controllers offer additional functionality combined with long battery life, compared to line-of-sight infra-red and other RF solutions.

CSR maintained its market leadership position in the audio headset market and saw strong growth in stereo headsets and speaker docks, with a series of design wins for its CSR8670™ next-generation audio platform. CSR’s 1.6 HFP Bluetooth profile was ratified during the quarter, which includes Wideband Speech (also known as HD voice) capability. CSR expects the market for HD voice-enabled equipment to expand rapidly, providing future revenue opportunities. CSR qualified the BC6145™ to this new specification as the first mass-market mono headset solution to support this new hands-free profile. CSR is working with a number of customers, including LG, to bring consumer products to market based on the BC6145 and expects this chip to see increased revenues in the second half of 2011.

In the digital still camera (DSC) market, CSR saw previously announced design wins at Panasonic, Canon, and Fujifilm beginning to grow in volume during the second quarter. Cameras and camcorders are increasingly incorporating Wi-Fi in addition to location-based products.

CSR had design wins for its Bluetooth, GPS and Wi-Fi products with a number of Tier One tablet and netbook suppliers. CSR is working with its development partners to offer modules to personal computer and tablet makers such as Sony, MIO and Sharp.

Automotive & PND Business

CSR moved to a second source supplier late in the second quarter, thereby relieving capacity constraints. However, it saw some weakness in Japanese vehicle production and PND sales, especially in Western markets.

CSR maintained its market leadership position in Bluetooth with its SIG (Special Interest Group) qualifications performing strongly. CSR had a series of design wins in all areas of the auto market, across its four technologies: Bluetooth, Wi-Fi, location and its SOC product lines. CSR’s next generation 40nm automotive infotainment and navigation SOC has four lead customers (with a strong pipeline of potential customers) and CSR had three further Wi-Fi design wins, taking the total Wi-Fi designs for the division to thirteen. CSR also had a major design win with its SiRFatlasV SOC for a new PND platform.

During the second quarter, CSR introduced the SiRFstarIV GSD4e-9500 GPS engine, the first SiRFstarIV architecture GPS device optimised for the automotive industry, and shipped industrial samples of the auto-qualified CSR8311, an advanced Bluetooth HCI device that is first to deliver Bluetooth low energy and Wideband Speech with HD voice capabilities to the automotive market. In addition, CSR brought to market a software module for the CSR6000 family of Wi-Fi chips that makers of in-vehicle infotainment systems can use to add Wi-Fi hot spot, Wi-Fi client and Bluetooth capabilities to any vehicle. CSR expects these three products to contribute to revenues during 2012.

11.	Other CSR General Meeting business

In addition to the approval of the Transaction, authority to allot the New Ordinary Shares and the extension of standing authorities in line with the enlarged share capital, CSR is seeking approval of the CSR plc 2011 Executive Incentive Plan and a change to the existing CSR plc Share Option Plan. The proposed CSR plc 2011 Executive Incentive Plan and the amendments to the existing CSR plc Share Option Plan follows engagement with institutional shareholders and their representative bodies. These approvals are unconnected to the Transaction. Further details of the CSR plc 2011 Executive Incentive Plan and amended CSR plc Share Option Plan are set out in Part V (The CSR plc 2011 Executive Incentive Plan and Amended CSR plc Share Option Plan) of this document.

12.	Further information

Your attention is drawn to the risk factors set out in Part II (Risk Factors) of this document and the further information set out in Part III (Additional Information) of this document, which contains further details of the Resolutions as well as Parts I (Information on the Transaction), IV (Information on Zoran), X (Historical Financial Information Relating to Zoran) and XI (Unaudited Pro Forma Condensed Consolidated Financial Information for the Combined Company) of the Prospectus. You should read the whole of this document and the Prospectus.

13.	Recommendation

The CSR Board, which has received financial advice from J.P. Morgan Cazenove and N M Rothschild & Sons Limited in relation to the Transaction, considers that the Resolutions, the Transaction and the CSR plc 2011 Executive Incentive Plan and amendments to the CSR plc Share Option Plan are in the best interests of CSR Shareholders as a whole. In providing advice to the CSR Board in relation to the Transaction, J.P. Morgan Cazenove and N M Rothschild & Sons Limited have relied on the CSR Board’s commercial assessments of the Transaction.

The CSR Board unanimously recommends that CSR Shareholders vote in favour of the Resolutions to be put to the CSR General Meeting and have entered into voting agreements pursuant to which they have agreed to do so in relation to their own individual holdings, which amount in aggregate to approximately 1.474 per cent. of the voting rights attaching to the Existing Ordinary Shares as at 2 August 2011 (the latest practicable date prior to the posting of this document).

Certain directors of Zoran have also entered into voting agreements pursuant to which they have agreed to vote in favour of the proposal to adopt the Amended and Restated Merger Agreement at the Zoran Special Meeting. As of 2 August 2011 (the latest practicable date prior to the posting of this document), such Zoran directors and certain entities controlled by or otherwise affiliated with them beneficially owned shares of Zoran common stock representing less than one per cent. of the voting rights attaching to Zoran common stock.

Yours faithfully,

Ron Mackintosh

Chairman

PART II

RISK FACTORS

Prior to voting on the Resolutions, you should carefully consider all of the information set out in this document, in particular those risks described below.

A number of factors affect the operating results, financial condition and prospects of the CSR Group, the Zoran Group and, following Completion, will affect the Combined Company. The risks and uncertainties described below represent those known to the Directors and the Proposed Director as at the date of this document which the Directors and the Proposed Director consider to be material to the Transaction and to the approval of the Transaction by shareholders. However, these risks and uncertainties are not the only ones facing the CSR Group, the Zoran Group and which will, after Completion, face the Combined Company; additional risks and uncertainties not presently known to the Directors or the Proposed Director, or that the Directors or the Proposed Director currently consider to be immaterial, could also impair the business of the CSR Group and the Zoran Group and may impair the business of the Combined Company in the future. If any or a combination of these risks actually occurs, the business, financial condition, operating results and prospects of the CSR Group, the Zoran Group and, after Completion, the Combined Company could be materially and adversely affected. In such case, the market price of the Ordinary Shares and the CSR ADSs could decline and, as a result, investors may lose all or part of their investment.

1.	Risks Related to the Transaction

CSR may experience difficulties in integrating Zoran’s business with its existing businesses.

The Transaction involves the integration of two companies that have previously operated independently. The difficulties of combining the companies’ operations include:

•	the necessity of coordinating and consolidating organisations, systems and facilities that are geographically distant and in different countries;

•	the task of integrating the management and personnel of CSR and Zoran, maintaining employee morale and retaining and incentivising key employees; and

•	the technical challenges associated with the combination of Zoran’s technologies with CSR’s own technologies.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the Combined Company’s businesses and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the Transaction and the integration of the two companies’ operations could have an adverse effect on the business, results of operations, financial conditions or prospects of the Combined Company after the Transaction. Moreover, if management is unable to successfully integrate the operations of the two companies, the anticipated benefits of the Transaction may not be realised.

CSR may experience difficulties in integrating Zoran’s products and customer base with its own.

The Combined Company may fail to integrate Zoran’s technology into CSR products or Zoran products into the CSR customer base, and vice versa, and/or such integration may not occur at the speed or to the extent that CSR and Zoran might anticipate. For example, plans to integrate Zoran’s camera technology with CSR’s existing products for application in mobile devices or to sell integrated solutions into the automotive sector may prove to be more difficult or take longer than envisaged. The anticipated benefits of the Transaction are dependent on the reaction of the markets and the customers of CSR and Zoran and other factors over which the Combined Company has no control. If the Combined Company is unable to successfully integrate the two companies’ products and customer bases, the business, results of operations, financial conditions or prospects of the Combined Company could be affected and the anticipated benefits of the Transaction may not be realised.

CSR may not achieve the cost synergies and rightsizing savings it anticipates.

The Combined Company may fail to achieve the cost synergies and rightsizing savings that CSR anticipates achieving from the Transaction. In particular, the Combined Company’s ability to successfully realise cost synergies and rightsizing savings and the timing of this realisation may be affected by a variety of factors, including but not limited to:

•	its broad geographic areas of operations and the resulting potential complexity of integrating CSR’s and Zoran’s operations;

•	the difficulty of implementing its cost savings plans;

•	the technical challenges associated with the combination of Zoran’s technologies with CSR’s own technologies; and

•	unforeseeable events, including major changes in the industries in which CSR and Zoran operate.

If the cost synergies and rightsizing savings that CSR expects are not realised or are delayed, the Combined Company’s results of operations and the market price of Ordinary Shares and CSR ADSs would be adversely affected.

The Transaction is being challenged by stockholder class action lawsuits that have been filed against CSR, Zoran and Merger Sub.

Purported class action lawsuits are frequently filed in response to merger announcements. CSR, Zoran, Merger Sub and certain of the directors of Zoran are currently defending against several lawsuits in Delaware and California related to the proposed Transaction. See paragraph 16.1 of Part III (Information on CSR) and paragraph 16.4 of Part IV (Information on Zoran) of the Prospectus for further details.

Several plaintiff’s law firms have announced investigations of Zoran concerning possible breaches of fiduciary duty and other violations of law, and it is possible that one or more of these or other law firms could initiate additional litigation against CSR, Zoran, Merger Sub and certain of the directors of Zoran. These lawsuits may require CSR, Zoran, Merger Sub and certain of the directors of Zoran to incur substantial legal fees and expenses, could create additional uncertainty relating to the proposed Transaction and could be distracting to the management of the Combined Company.

Zoran Shareholders may be subject to Israeli capital gains tax in connection with the Transaction and absent receipt of a ruling or exemption, will generally be subject to Israeli tax withholding on the gross consideration received in the Transaction.

As a consequence of the Transaction, Zoran Shareholders will be treated under Israeli tax law as having sold their Zoran Shares in the Transaction. Because of Zoran’s operations in Israel, the Israeli Tax Authority (ITA) will view the Transaction Consideration received by Zoran Shareholders as subject to Israeli taxation. When an Israeli company is sold, regardless of whether the consideration in the sale is cash or stock, its stockholders may be subject to Israeli taxation at the rate of 20 per cent. for individuals and 24 per cent. for corporations.

Whether or not a particular shareholder is subject to Israeli capital gains tax in connection with the Transaction, absent receipt by Zoran of a tax ruling from the Israeli Tax Authority prior to Completion, all Zoran Shareholders will be subject to Israeli tax withholding at the rate of 20 per cent. (for individuals) and 24 per cent. (for corporations) on the gross consideration received in the Transaction (unless the shareholder requests and obtains an individual certificate of exemption from the Israeli Tax Authority), and CSR or the Exchange Agent will withhold and deduct from the cash consideration to which each Zoran Shareholder is entitled to receive pursuant to the Amended and Restated Merger Agreement, an amount equal to 20 per cent. or 24 per cent., as applicable, of the gross consideration (cash and ADSs) received in the Transaction by such Zoran Shareholder.

Zoran has filed a request for tax rulings from the Israeli Tax Authority with respect to (i) the application of Israeli tax withholding to payments of consideration in the Transaction to Zoran Shareholders and (ii) the application of Israeli tax withholding and other Israeli tax treatment applicable in respect of the Transaction to holders of Zoran stock options, restricted stock units and Zoran common stock issued to certain employees. As part of filing the Form F-4 with the SEC, Zoran has made informal inquiries with the ITA and was advised that the ITA typically issues such rulings prior to, but close in time to, the closing of the relevant transaction, and there can be no assurances regarding the timing or that the ruling will be issued at all.

It is expected that in no event will any Zoran Shareholder who (i) is an Israeli resident for purposes of the Israeli Income Tax Ordinance (New Version), 1961, as amended, and does not hold its Zoran Shares through an Israeli broker or Israeli financial institution, (ii) acquired its Zoran Shares before Zoran’s initial public offering on The NASDAQ Stock Market in 1995 (with respect to such shares) or (iii) holds five per cent. or more of Zoran’s outstanding stock as of Completion will not be covered by the expected ruling. Such holders will be subject to Israeli tax withholding at the rate of 20 per cent. (for individuals) and 24 per cent. (for corporations) on the gross consideration received in the Transaction and CSR or the Exchange Agent will withhold and deduct such amounts in the manner described above. Certain additional categories of non-Israeli resident shareholders are also expected to be excluded from the scope of any eventual ruling granted by the Israeli Tax Authority, and the final determination of the type of Zoran Shareholders who will be included in such categories will be based on the outcome of the ongoing discussions with the Israeli Tax Authority.

The Israeli tax withholding consequences of the Transaction to Zoran Shareholders and holders of Zoran stock options and restricted stock units may vary depending upon the particular circumstances of each Zoran Shareholder or holder of Zoran stock options or restricted stock units as applicable, and the final tax rulings issued by the Israeli Tax Authority. To the extent that tax is withheld on payments to US taxpayers, it is possible that such withheld taxes may not be able to be credited against such taxpayers’ US income tax liability.

The Transaction may result in a loss of customers or strategic alliances.

As a result of the Transaction, some of the customers, potential customers or strategic partners of CSR and Zoran may terminate or scale back their business relationship with the Combined Company. Some customers may not wish to source a larger percentage of their product needs from a single company, or may feel that CSR or Zoran, as appropriate, and thus the Combined Company is too closely allied with one of their competitors. Potential customers or strategic partners may delay entering into, or decide not to enter into, a business relationship with the Combined Company because of the Transaction. If customer relationships or strategic alliances are adversely affected by the Transaction, the Combined Company’s business and financial performance would suffer.

Third parties may terminate or alter existing contracts with Zoran.

Zoran has contracts with suppliers, distributors, customers, licensors, licensees, lessors, insurers and other business partners that have ‘change of control’ or similar clauses that allow the counterparty to terminate or change the terms of their contract upon the closing of the transactions contemplated by the Amended and Restated Merger Agreement. CSR and Zoran will seek to obtain consent from these other parties, but if these third party consents cannot be obtained, or are obtained on unfavourable terms, the Combined Company may lose protection under certain release agreements and patent non-assertion agreements, may lose certain insurance coverage, may suffer a loss of potential future revenue, may lose confidentiality protection in certain cases and may lose rights to IP that are material to the business of the Combined Company.

The value of the portion of the Transaction Consideration payable by CSR in CSR ADSs may decline.

In addition to $6.26 in cash, Zoran Shareholders will be entitled to receive 0.589 New Ordinary Shares, in the form of ADSs, for each Zoran Share held. Each CSR ADS will represent four New Ordinary Shares. Because the market price of Ordinary Shares is denominated in Sterling and CSR ADSs will be denominated in US dollars and the Sterling-US dollar exchange rate and market price of the Ordinary Shares fluctuate continuously, the value of the share consideration that Zoran Shareholders will receive on Completion may be the same as or less than (or greater than) that stated as of the last Business Day before the Amended and Restated Merger Agreement was executed or on the date of this document.

The Transaction may be completed even if CSR or Zoran has experienced a material adverse change.

In general, under the Amended and Restated Merger Agreement, either party can refuse to complete the Transaction if there is a material adverse change affecting the other party between 31 December 2010 and Completion. Some adverse changes, events, circumstances or developments will not prevent the Transaction from going forward, however, even if they would have a material adverse effect on CSR or Zoran, including adverse changes, events, circumstances or developments resulting from, among other things:

•	general economic conditions or conditions generally affecting the semiconductor and software industries, except to the extent CSR and Zoran are materially disproportionately affected;

•	the announcement or pendency of the Transaction;

•	compliance with the express terms and conditions of the Amended and Restated Merger Agreement;

•

acts of war, sabotage or terrorism, or any escalation or worsening of any such acts, earthquakes, hurricanes, tornadoes or other natural disasters, and any effects arising prior to 16 June 2011 from the 11 March 2011 earthquake in Japan and the resulting tsunami and nuclear accident;

•	in respect of Zoran, any effect arising from the 12 April 2011 announcement by Cisco Systems, Inc., to close down its “Flip” video camcorder business;

•	any failure to meet published revenue or earning estimates that may cause a change in the stock price or trading volume of the respective shares of CSR and Zoran; or

•	any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof.

If such adverse changes occur and the Transaction is completed, the Combined Company’s share price may suffer.

During the pendency of the Transaction, CSR and Zoran may be prevented by the Amended and Restated Merger Agreement from entering an attractive merger or business combination with another party.

Under the Amended and Restated Merger Agreement, Zoran is generally restricted from acquiring any new businesses or entering into discussions or negotiations regarding alternative transactions, while CSR is restricted from entering into any significant acquisitions or undertaking any significant disposals (for which purpose a transaction would be significant if it could require additional information to be added to the Form F-4 or the working capital statement in the Prospectus to be amended or modified (i.e. as would require the issuance of a supplementary prospectus under Prospectus Rules 3.4.1)) and from entering into discussions or negotiations regarding alternative transactions. As a result, the parties may be at a disadvantage to competitors who are free to pursue acquisition or sale opportunities.

2.	Risks Related to Zoran

Zoran has been loss-making for each of the past three financial years to 31 December 2010.

Zoran has been loss-making for each of the past three financial years to 31 December 2010. This adds to the complexity and scale of the challenges faced by the management within the Combined Company in seeking to achieve a return to profitability which could in turn impact the future growth and development within the rest of the business of the enlarged group and which could have a material and adverse effect on the overall financial performance of the Combined Company.

Because Zoran has significant operations in Israel, the Combined Company’s business and future operating results could be adversely affected by events that occur in, or otherwise affect, the Middle East.

Zoran conducts a significant portion of its R&D and engineering activities, in addition to a portion of its sales and marketing operations, at a 109,700 square foot facility in Haifa, Israel, where it employs approximately 380 people. As a result, Zoran operations are, and the Combined Company’s operations will be, affected by the local conditions and the actions taken by the governments in the Middle East, which may disrupt or hinder the Combined Company’s business generally by delaying product development or interfering with global marketing efforts. For example, as a result of the heightened military operations in Gaza, some of Zoran’s employees were conscripted into the Israeli armed forces for several weeks ending in January 2009. Additional employees may be called to active duty in the future. Extended absences could disrupt the Combined Company’s operations and delay product development cycles. In addition, military conflict, terrorist activities or other local economic and political instability in the Middle East, where there has been political instability in the past, could harm the Combined Company’s business as a result of a disruption in commercial activity or a general economic slowdown and reduced demand for consumer electronic products.

Regulation of the products of Zoran’s customers may slow the process of introducing new products and could impair the Combined Company’s ability to compete.

The FCC has broad jurisdiction over Zoran’s target markets in the DTV and mobile phone business. Various international entities or organisations may also regulate aspects of Zoran’s business or the business of its customers. Although Zoran’s products are not directly subject to regulation by any agency, the transmission pipes, as well as much of the equipment into which its products are incorporated, are subject to direct government regulation. For example, before they can be sold in the United States, advanced televisions and emerging interactive displays must be tested and certified by Underwriters Laboratories and meet FCC regulations. Accordingly, the effects of regulation on Zoran’s customers or the industries in which Zoran’s customers operate may in turn harm Zoran’s business. In addition, Zoran’s DTV and digital camera businesses may also be adversely affected by the imposition of tariffs, duties and other import restrictions on its suppliers or by the imposition of export restrictions on products that it sells internationally. Changes in current laws or regulations or the imposition of new laws or regulations in the United States or elsewhere could harm Zoran’s business.

PART III

ADDITIONAL INFORMATION

1.	Proposed issue of up to 49,500,000 New Ordinary Shares

The maximum number of New Ordinary Shares capable of being issued pursuant to the Transaction has been calculated by adding:

(A)	29.6 million New Ordinary Shares expected to be issued on Completion, being the product of the existing 50.2 million Zoran Shares in issue as at 2 August 2011 (being the latest practicable date prior to the publication of this document) and the Exchange Ratio; and

(B)	19.9 million New Ordinary Shares, being the product of 9.8 million Zoran Shares which may be issued pursuant to outstanding Zoran options and restricted stock units as at 2 August 2011, assuming all such Zoran options and restricted stock units are exercised[1], by the Option Exchange Ratio.

In aggregate, the weighted average exercise price is US$10.23.

2.	CSR General Meeting

The notice convening the CSR General Meeting, at which the Resolutions will be proposed, is set out at the end of this document. The full text of the Resolutions is set out in the Notice of General Meeting.

Resolution 1

The implementation of the Transaction is conditional upon, among other things, the passing of Resolution 1 set out in the Notice of General Meeting. The Transaction will not proceed if Resolution 1 is not passed. Resolution 1 will be proposed as an ordinary resolution requiring a simple majority of votes in favour.

Resolution 1 proposes that:

•	the Transaction be approved and the CSR Board be authorised to implement the Transaction; and

•

the CSR Board be authorised (in accordance with Section 551 of the Companies Act) to allot New Ordinary Shares in connection with the Transaction up to an aggregate nominal amount of £49,500 (representing, in aggregate, 49,500,000 New Ordinary Shares).

This authority will expire at the conclusion of the annual general meeting to be held in 2012 (or, if earlier, at the close of business on 31 August 2012) and is in addition to any previously existing authorities to allot CSR Ordinary Shares. This authority entitles directors to allot the New Ordinary Shares underlying the CSR ADSs to be issued to Zoran Shareholders pursuant to the Transaction and any CSR ADSs that may be issued pursuant to the exercise of Zoran share options and other equity-based awards that ‘roll over’ on Completion. Such New Ordinary Shares will represent up to approximately 29 per cent. of the issued share capital of CSR as at 2 August 2011, the latest practicable date before the publication of this document.

As at the date of this document, 14,941,400 shares are held by CSR in treasury.

Resolutions 2 and 3

Resolutions 2 and 3 will be proposed as ordinary resolutions requiring a simple majority of votes in favour. Resolution 2 proposes that the CSR plc 2011 Executive Incentive Plan be approved. Resolution 3 proposes that the existing CSR plc Share Option Plan be amended to include increased limits on the market value of shares placed under option to any eligible employee.

Resolutions 4 and 5

At the CSR Annual General Meeting held on 18 May 2011, CSR Shareholders approved resolutions (based on the issued share capital of CSR as at 9 March 2011, the latest practicable date prior to publication of CSR’s Notice of Annual General Meeting), to:

(A)	allot equity securities up to a nominal amount of £58,660 (representing one third of the issued share capital);

(B)	allot equity securities up to a nominal amount of £117,320 (representing two-thirds of the issued share capital) in connection with a rights issue;

[1]	For this purpose, not using the treasury method, i.e. not assuming that the proceeds received by the Company from the exercise of options are used to repurchase shares at the offer price. The weighted average exercise price for the Zoran Shares which may be issued pursuant to outstanding options and restricted stock units is USD$10.23.

(C)	allot equity securities for cash, free of pre-emption rights up to a nominal amount of £8,790 (representing approximately 5 per cent. of the issued share capital); and

(D)	purchase a maximum of 17,599,800 ordinary shares of 0.1 p each (representing 10 per cent. of the issued share capital).

CSR expects to have an aggregate issued share capital of up to approximately 220,128,665 Ordinary Shares following Completion (and exercise of Zoran options and restricted stock units). Subject to Completion and the New Ordinary Shares being issued, CSR is seeking to replace these authorities at the CSR General Meeting with new authorities in line with the increased issued share capital. These new authorities will replace the authorities approved at the 2011 Annual General Meeting.

Resolution 4 will be proposed as an ordinary resolution. Resolution 4(A) will give the authority to allot Ordinary Shares up to an aggregate nominal amount equal to £73,376 (representing 73,376,222 Ordinary Shares 0.1 pence each), which represents approximately one-third of the expected issued Ordinary Share capital of CSR following Completion (and exercise of Zoran options and restricted stock units).

In line with guidance issued by the Association of British Insurers, Resolution 4(B) will give the CSR Board authority to allot shares in connection with a rights issue in favour of CSR Shareholders up to an aggregate nominal amount equal to £146,752 (representing 146,752,443 Ordinary Shares of 0.1 pence each), as reduced by the nominal amount of any shares issued under Resolution 4(A). This amount (before any reduction) represents approximately two-thirds of the expected issued Ordinary Share capital of CSR following Completion (and exercise of Zoran options and restricted stock units).

The authorities sought under Resolution 4 will expire at the earlier of 31 August 2012 (the last date by which CSR must hold an annual general meeting in 2012) or the conclusion of the annual general meeting of CSR held in 2012.

The Directors have no present intention of allotting unissued shares other than pursuant to the Transaction or to the extent necessary to satisfy options granted under the Company’s share incentive and share option schemes.

Resolution 5 will be proposed as a special resolution, which requires a 75 per cent. majority of the votes cast to be in favour. It will give the CSR Board authority to allot shares (or sell any Ordinary Shares which CSR holds in treasury) for cash without first offering them to existing CSR Shareholders in proportion to their existing shareholdings in accordance with the requirements of the Companies Act 2006.

This authority will be limited to allotments or sales in connection with pre-emptive offers and offers to holders of other equity securities if required by the rights of those shares or as the CSR Board otherwise considers necessary, or otherwise up to an aggregate nominal amount of £11,006 (representing 11,006,433 Ordinary Shares), which represents approximately 5 per cent. of the expected issued ordinary share capital of CSR following Completion. In respect of this aggregate nominal amount, the CSR Board confirm their intention to follow the provisions of the Pre-Emption Group’s Statement of Principles regarding cumulative usage of authorities within a rolling three year period where the Principles provide that usage in excess of 7.5 per cent. should not take place without prior consultation with shareholders.

The authority sought under Resolution 5 will expire at the earlier of 31 August 2012 (the last date by which the Company must hold an annual general meeting in 2012) or the conclusion of the annual general meeting of CSR held in 2012.

Resolution 6

Resolution 6 will be proposed as a special resolution which requires a 75 per cent. majority of the votes cast to be in favour. The CSR Board is proposing a special resolution under section 701 of the Companies Act to seek general authority for CSR to purchase a maximum of 22,012,867 Ordinary Shares of the Company, which represents less than 10 per cent. of the Ordinary Shares expected to be in issue following Completion of the Transaction. The CSR Board believes that it is advantageous for CSR to have flexibility to make market purchases of its own shares going forward.

Under Resolution 6 the prices paid for such shares will not be less than the nominal value of 0.1 pence per share nor more than 5 per cent. above the higher of (i) the average of the middle market quotations of the Company’s

Ordinary Shares as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the Ordinary Shares are purchased and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out, in each case exclusive of expenses.

If shares are purchased pursuant to Resolution 6, they would either be cancelled (and the number of shares in issue would be reduced accordingly) or retained as treasury shares, as that would provide the Company with additional flexibility in the management of its capital base. No dividends will be paid on shares held in treasury and no voting rights will be exercisable in respect of treasury shares.

The authority sought under Resolution 6 will expire at the earlier of 31 August 2012 (the last date by which the Company must hold an annual general meeting in 2012) or the conclusion of the annual general meeting of CSR held in 2012.

The total number of outstanding options to subscribe for new Ordinary Shares at 2 August 2011, the latest practicable date before the publication of this document, was 14,042,790 (of which 13,829,925 have been granted after CSR’s flotation on 2 March 2004). This represents 6.4 per cent. (6.3 per cent. based on post-flotation options) of CSR’s issued Ordinary Share capital at that date. If CSR purchases the maximum number of Ordinary Shares permitted under the authority given at the 2011 annual general meeting and under Resolution 6, then the total number of outstanding options over Ordinary Shares at 2 August 2011, would represent 7.6 per cent. (7.5 per cent. based on post-flotation options) of CSR’s issued Ordinary Share capital.

3.	Action to be taken

You will find enclosed with this document a Form of Proxy for use at the CSR General Meeting or at any adjournment thereof. You are requested to complete and sign the Form of Proxy (whether or not you propose to attend the CSR General Meeting in person) in accordance with the instructions printed on it and return it as soon as possible, but in any event so as to be received no later than 3.00 p.m. on 25 August 2011, by CSR’s registrar, Equiniti or by hand (during normal business hours) to the registrar, Equiniti.

CREST members may also choose to utilise the CREST electronic proxy appointment service in accordance with the procedures set out in the Notice of General Meeting at the end of this document. The lodging of the Form of Proxy (or the electronic appointment of a proxy) will not preclude you from attending and voting at the meeting in person if you so wish.

4.	Listing and dealing on the London Stock Exchange

Application will be made to the UK Listing Authority and to the London Stock Exchange for the New Ordinary Shares to be admitted to listing on the premium segment of the Official List of the UK Listing Authority and to trading on the Main Market of the London Stock Exchange, respectively.

Subject to the satisfaction of the Conditions, the Transaction will become effective and Admission will occur at the same time. It is expected that the New Ordinary Shares will commence trading on the London Stock Exchange at 8.00 a.m. (London time) on 31 August 2011.

The New Ordinary Shares will be issued credited as fully paid and on identical terms to and will rank pari passu with the Existing Ordinary Shares, including the right to receive and retain all dividends and other distributions declared, paid or made on Ordinary Shares after the Transaction becomes effective.

The Existing Ordinary Shares currently in issue are, and the New Ordinary Shares will be, in registered form and capable of being held in uncertificated form in CREST. Where Ordinary Shares are held in certified form, share certificates will be sent to the registered member.

When admitted to trading, the New Ordinary Shares will be registered with the same International Security Identification Number (ISIN) as is used for Existing Ordinary Shares, which is GB0034147388.

5.	Registration with the SEC and listing of CSR ADSs on The NASDAQ Stock Market

In connection with the Transaction, CSR has filed to register the offering of the CSR ADSs under the US Securities Act and to list the CSR ADSs on The NASDAQ Stock Market under the symbol “CSRE”. J.P. Morgan

Chase Bank N.A. is the depositary of the New Ordinary Shares underlying the CSR ADSs and will be responsible for issuing the CSR ADSs. CSR is already subject to the periodic reporting and certain other obligations under the US Exchange Act applicable to foreign private issuers. The Prospectus is not part of that offering. Although CSR is an SEC reporting company, it will not be subject to those rules and requirements that would apply were CSR a US corporation.

It is expected that, subject to the Conditions being satisfied or, where appropriate, waived, ADS Admission will become effective on 31 August 2011 and dealings on The NASDAQ Stock Market in the CSR ADSs will commence at 8.00 a.m. (Eastern Daylight time) on the Business Day following Completion.

Further details of the New Ordinary Shares and ADSs and the Deposit Agreement related to the ADSs are set out in Parts VII (Information Concerning the Ordinary Shares) and VIII (Information Concerning the CSR ADSs) of the Prospectus, which are incorporated into this document by reference.

6.	Prospectus—information incorporated by reference

This document should be read in conjunction with the Prospectus, which has been published and filed with the FSA. The section entitled “Documentation Incorporated by Reference” sets out certain information that is contained in the Prospectus that is deemed to be incorporated in, and form part of, this document.

7.	Responsibility Statement

The Directors, whose names appear on page 4, the Proposed Director and CSR accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and the Proposed Director and CSR (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

8.	Consents

Each of J.P. Morgan Cazenove and N M Rothschild & Sons Limited has given and has not withdrawn its written consent to the inclusion in this document of references to its name in the form and context in which they appear.

Deloitte LLP is a member firm of the Institute of Chartered Accountants in England and Wales and has given and not withdrawn its written consent to the inclusion in Part IV (Accountant’s Opinion on Reconciliation of Zoran Financial Information to IFRS as Applied by CSR) of this document and Part XI (Unaudited Pro Forma Condensed Consolidated Financial Information for the Combined Company), which is incorporated by reference into this document, of its opinions and the references thereto in the form and context in which they are included.

PART IV

ACCOUNTANT’S OPINION ON RECONCILIATION OF ZORAN FINANCIAL INFORMATION TO IFRS AS APPLIED BY CSR

2 New Street Square

London

EC4A 3BZ

The Board of Directors

on behalf of CSR plc

Churchill House

Cambridge Business Park

Cowley Road

Cambridge

CB4 0WZ

J.P. Morgan Limited

125 London Wall

London

EC2Y 5 AJ

4 August 2011

Dear Sirs

CSR plc (the “Company”): proposed acquisition of Zoran (the “Target”)

We report on the reconciliation of the consolidated income statement for each of the years in the three-year period ended 31 December 2010 and the interim period ended 30 June 2011 and of the consolidated balance sheet as at 30 June 2011, 31 December 2010, 31 December 2009 and 31 December 2008, together the “Financial Information”, as previously reported in the financial statements of the Target prepared under United States Generally Accepted Accounting Principles, showing the adjustments necessary to restate it on the basis of the Company’s accounting policies used in preparing the Company’s last annual financial statements and the Company’s last interim financial statements (the “Reconciliation”), set out in Section B of Part X of the Prospectus dated 4 August. This report is required by Listing Rules 13.5.27R(2)(b) and 13.5.30R(2) of the United Kingdom Listing Authority and is given for the purpose of complying with those Listing Rules and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company (the “Directors”) to prepare the Reconciliation in accordance with Listing Rules 13.5.27R(2)(a) and 13.5.30R(2).

It is our responsibility to form an opinion, as required by Listing Rules 13.5.27R2(b) and 13.5.30R(2), as to whether:

(a)	the Reconciliation has been properly compiled on the basis stated; and

(b)	the adjustments are appropriate for the purpose of presenting the Financial Information (as adjusted) on a basis consistent in all material respects with the Company’s accounting policies,

and to report that opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to Ordinary Shareholders as a result of the inclusion of this report in the Circular, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R(6), consenting to its inclusion in the Circular.

The Reconciliation is based on the audited balance sheets as at 31 December 2010, 2009 and 2008 and income statements for each of the years then ended of the Target which were the responsibility of the directors of the Target and were audited by another firm of accountants and the unaudited balance sheet as at 30 June 2011 and the income statement for the period then ended which were the responsibility of the directors of the Target. We do not accept any responsibility for any of the historical financial statements of the Target, nor do we express any opinion on those financial statements.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying Financial Information, consisted primarily of checking whether the unadjusted Financial Information of the Target has been accurately extracted from an appropriate source, assessing whether all adjustments necessary for the purpose of presenting the Financial Information on a basis consistent in all material respects with the Company’s accounting policies have been made, examination of evidence supporting the adjustments in the Reconciliation and checking the arithmetical accuracy of the calculations within the Reconciliation.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Reconciliation has been properly compiled on the basis stated and that the adjustments are appropriate for the purpose of presenting the Financial Information (as adjusted) on a basis consistent in all material respects with the Company’s accounting policies.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted outside the United Kingdom, including the United States of America and accordingly should not be relied upon as if it has been carried out in accordance with those standards and practices.

Opinion

In our opinion:

(a)	the Reconciliation has been properly compiled on the basis stated; and

(b)	the adjustments are appropriate for the purpose of presenting the Financial Information (as adjusted) on a basis consistent in all material respects with the Company’s accounting policies.

Yours faithfully

Deloitte LLP

Chartered Accountants

Deloitte LLP is a limited liability partnership registered in England and Wales with registered number OC303675 and its registered office at 2 New Street Square, London EC4A 3BZ, United Kingdom. Deloitte LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu Limited (“DTTL”), a UK private company limited by guarantee, whose member firms are legally separate and independent entities. Please see www.deloitte.co.uk/about for a detailed description of the legal structure of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

PART V

THE CSR PLC 2011 EXECUTIVE INCENTIVE PLAN AND AMENDED CSR PLC SHARE OPTION PLAN

Introduction

The proposed CSR plc 2011 Executive Incentive Plan and the amendments to the CSR plc Share Option Plan have been designed with the aim of increasing the retention and incentivisation effect of the executive remuneration structure of the Company whilst maintaining the overall remuneration cap at the same level as the Company provided in 2010. Given CSR’s position within the global technology marketplace the Committee considered that the existing executive remuneration structure did not appropriately align senior executives’ interests with those of shareholders nor provide an optimal retention mechanism. Therefore, the proposed changes to the remuneration structure incorporate, among other things, an increased requirement for equity exposure for the CEO and CFO before cash bonuses can be paid, a shift in the mix of remuneration towards retention-focused multi-year equity participation, an ability to claw back an element of already earned bonuses if targets are not met in future years and a focus on absolute total shareholder return—all within the existing cap of 500% of salary.

Additional explanation of the proposed remuneration structure and the form of the two resolutions through which the changes to the structure will be made are set out below.

This Part V contains the following sections:

•	An executive summary of the total incentive opportunity, comparing prevailing opportunities in 2010 and those proposed under the new arrangements (see page 24)

•	The key elements of the new plan and changes to the existing plan (see page 24)

•	The reasons for the proposed changes (see page 26)

•	An appendix 1 which sets out the key components of executive compensation and how the proposed changes would affect those components (see page 30)

•	An appendix 2 which sets out the key provisions of the new plan (see page 32)

•	An appendix 3 which sets out the financial opportunity for executives if the plan were adopted, based on certain assumptions (see page 36)

Resolution 2 That “The CSR plc 2011 Executive Incentive Plan” (the “Incentive Plan”), the principal terms of which are summarised in this Part V and the rules of which are produced to the meeting and initialled by the Chairman of the meeting for the purpose of identification, be and are hereby approved and that the Directors be authorised to do all acts and things which they may consider necessary or expedient to put the Incentive Plan into effect.

Resolution 3 That the rules of the CSR plc Share Option Plan (the “Option Plan”), are amended so that Rule 2.4 is replaced in the following form:-

“The Market Value of Shares which may be placed under Option to any Eligible Employee in respect of any financial year of the Company shall not exceed 300% of that Eligible Employee’s Base Salary save that this figure shall be up to 400% where the grant of the Option in question is made in circumstances which the Committee determines to be exceptional such as the recruitment or retention of the individual concerned.”

Copies of the Incentive Plan and Option Plan Rules will be available for inspection at the registered office of CSR at Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ and at the offices of Slaughter and May, the Company’s Solicitors, at One Bunhill Row, London EC1Y 8YY during normal business hours on Monday to Friday each week (public holidays excepted) from the date of this document until the close of the CSR General Meeting. Copies of the Incentive Plan and Option Plan Rules will also be available for inspection for 15 minutes prior to and during the CSR General Meeting.

Capitalised terms used but not defined are as defined in the Incentive Plan or Option Plan, as applicable.

Executive Summary

The total annual incentive opportunity for the executive directors of CSR (the “Executive Directors”) in respect of 2010 of 500% of salary will be the cap under the new arrangements for the Executive Directors as shown in the table below:-

2010 Current Incentives		Proposed Incentives
Plan	Maximum Annual Grant (percentage of Salary)	Plan	Maximum Annual Grant (percentage of Salary)
Annual Bonus	100%	Incentive Plan	250%
Share Award Plan	200%		(paid in shares until the shareholding requirement is met; following satisfaction of this requirement the maximum cash element is 100% of salary)
Option Plan	200%	Option Plan (amended)	250%
TOTAL	500%	TOTAL	500%

(The normal maximum annual grant proposed under the Option Plan is 300% of salary. However, there is no intention that the Executive Directors would be granted an option greater than 250% of salary unless their level of participation in the Incentive Plan is reduced i.e. to receive a 300% of salary option grant the maximum opportunity under the Incentive Plan would be reduced to 200% of salary.)

Executive Directors will as part of the new executive compensation arrangements have the following shareholding requirements:-

Position	Shareholding Requirement (percentage of Salary)
Chief Executive Officer	400%
Chief Financial Officer	200%
Executive Director	100%

The shareholding requirement may be satisfied with shares acquired by the Executive Director in the market or through their participation in the Company’s incentive arrangements.

Where Executive Directors have not satisfied their shareholding requirement all payments under the proposed Incentive Plan will be in shares, provided that once the shareholding requirement is met and maintained Executive Directors will participate in the Incentive Plan on the same basis as other participants.

The Incentive Plan

The key elements of the Incentive Plan are:-

•	the maximum annual contribution by the Company for a participant in respect of any single Plan Year is 250% of salary p.a.;

•	the annual contribution will be subject to the satisfaction of performance targets based on:

Performance Requirements	Revenue	Profit	KPIs
Percentage of Maximum Annual Contribution	37.5%	37.5%	25%
Starting Point	90% of Target	80% of Target	—
On Target	100% of Target	100% of Target
Maximum	110% of Target	120% of Target

These performance criteria are consistent with those used by the Company in previous annual bonus plans.

KPIs include specific business objectives in relation to the role carried out by the relevant executive and personal objective performance targets.

The Incentive Plan operates on three year rolling periods:-

The maximum annual contribution is split into two elements for each Plan Year:-

Element A—is paid at the end of Plan Year 1. Element A is 50% of the maximum annual contribution (125% of salary) with a maximum of 100% of salary paid in cash and the balance paid in shares. Participants may elect to receive shares to replace part or all of the cash component. The share price used to calculate the number of shares is the 30 day average share price for the period finishing on the end of Plan Year 1. For example, in respect of the 2011 financial year, at 30 December 2011. For Executive Directors Element A will be paid in shares until their shareholding requirement has been satisfied according to the table above. Following the satisfaction of this requirement their participation in the Incentive Plan will be on the same basis as for any other participants.

Element B—is paid at the end of Plan Year 3 (additional two year deferral). Element B is 50% of the maximum annual contribution (125% of salary) and is paid in shares. The share price used to calculate the number of shares subject to Element B is the 30 day average share price for the period finishing on the end of Plan Year 1. For example, in respect of the financial year 2011, at 30 December 2011. The vesting of Element B is subject to the following conditions:-

•	continued employment of the Participant by a Group Company to the end of Plan Year 3;

•

risk adjustment if the forfeiture thresholds for the performance requirements set for Plan Year 2 and/or Plan Year 3 are not met. It is proposed that forfeiture would be on a sliding scale up to a maximum of 50% of Element B as set out in the table below:-

Illustrative:-

Performance Targets for Plan Year 2 and/or Plan Year 3	Maximum Forfeiture		Forfeiture Threshold	On Target Performance	Maximum Performance
Percentage of Profit Target	70%		80%	100%	120%
Percentage of Element B forfeited	(50	)%*	*0%	0%	0%

*	Straight line forfeiture between points.

The following is an example of the operation of the forfeiture provisions. For the purposes of this illustration the participant has earned the maximum annual contribution in respect of Plan Year 1. Element A has been paid and Element B is subject to a two year deferral period and will be adjusted if the forfeiture thresholds are not met in Plan Year 2 and /or Plan Year 3. It has been assumed that no annual contribution has been earned in either Plan Year 2 or Plan Year 3 and that for each of the Plan Years the maximum forfeiture applied. The following table shows the impact of the forfeiture provisions on Element B earned in respect of Plan Year 1:

Plan Year 1	Operation of Maximum Forfeiture in Plan Year 2	Operation of Maximum Forfeiture in Plan Year 3	Final Value of Element B at Vesting
Element B earned 125% of salary	Element B reduced from 125% of salary to 62.5%	Element B reduced from 62.5% of salary to 31.25%	31.25% of salary = 125% - 62.5% - 31.25%

Option Plan

The proposed change to the Option Plan for which approval is sought in Resolution 3 is:-

Current—the Committee’s current policy in relation to annual grants of options is that in normal circumstances, such grants will not exceed a maximum of 200% of salary or 400% of salary at the time of recruitment.

Proposed—the Committee wishes to increase the maximum annual grant limit to 300% of salary whilst retaining the 400% limit to deal with exceptional circumstances such as recruitment and any other circumstances which the Committee determines to be exceptional, for example, the retention of key employees.

Current—the vesting of options granted under the Share Option Plan most recently has been subject to the achievement of a comparative total shareholder return (“TSR”) performance condition.

Proposed—the Committee wishes to move to absolute Company total shareholder return targets for the vesting of future option grants. The performance targets for the initial grant of options under the Option Plan are:

	Total Shareholder Return Threshold Growth p.a.		Total Shareholder Return Maximum Growth p.a.
	7.5%		10.5%
Percentage of Option Vesting	25	%*	100	%*

*	Straight line vesting between thresholds

New Incentives to Support the Company Strategy

Executive Summary

Incentive Plan

The Committee believes that the Incentive Plan supports the Company’s strategy and is required for the following reasons:-

•

the Incentive Plan allows the setting of annual targets based on KPIs linked to the business at that point in time, thereby mitigating against some of the risk of market volatility and the resulting difficulty in setting long-term targets whilst ensuring sustainability by linking bonus years together and providing substantial deferral in shares and ongoing risk adjustment;

•

the Incentive Plan has been structured to ensure that key executives become material (in terms of their compensation) shareholders in the Company to provide a greater alignment of interests with shareholders;

•

existing targets which use three year measurement periods fail to link expected future performance with the shorter strategic cycle of the Group which operates within an industry segment which is characterised by rapid and significant change. This disconnect causes existing share incentives to lack the lock-in for senior and key executives. The Incentive Plan allows shares to be earned on an annual basis (some of which are then locked-in for a further two years) which will help ensure that over the next three year period there is substantial value held in shares which are at risk if an executive terminates his employment. A more standard long-term incentive plan would only start to impact on the retention of key executives at the end of the first three year performance period; and

•

the Company competes in an international market place for its executive talent. The Committee believes that whilst retaining the best elements of UK corporate governance the Incentive Plan is easier to operate and explain to an international team (in particular in the US).

Option Plan

The Committee believes that the following changes to the Option Plan support the Company’s strategy and are required for the following reasons:-

Increasing Maximum Annual Grant Limit from 200% of salary to 300%

•

participation in the Option Plan extends to a wider population outside the Executive Directors. In a number of jurisdictions such as the US, the Company is expected to grant material options upon recruitment and thereafter on a regular basis to key employees where due to comparatively low salaries, the 200% of salary limit was overly restrictive; and

•

the increased limit allows the Committee greater flexibility to adjust the level of participation in the Option Plan and Incentive Plan for Executive Directors on an annual basis (within the intended total cap of incentive grants during the year to Executive Directors of 500% of salary).

Change in Performance Requirements to Company absolute total shareholder return targets

•

it is the Remuneration Committee and Board’s view that comparative total shareholder return is not an appropriate performance measure for the Company because of the small number of relevant companies in the comparator group. This is exacerbated by comparators having different geographies, markets and reporting currencies;

•

the Remuneration Committee believes that absolute total shareholder return targets are appropriate since, in conjunction with the Incentive Plan, it provides key executives with a long term equity focus that is aligned to maximising returns to shareholders;

•

the proposed absolute shareholder return targets are more relevant to an international market place where the Company competes for its Executive talent. A number of jurisdictions, in particular the crucial US market for the Company, grant market priced options with time vesting and no vesting performance conditions. Whilst the Committee recognises that this approach is not reflective of UK best practice it believes the use of an absolute total shareholder return target moves the Company in to a stronger competitive position because:-

•

while there are return hurdles which have to be achieved before the option vests they are at least based on the Company’s share price performance i.e. “you will be able to exercise your option if the Company share price exceeds the following”;

•

the use of absolute total shareholder return targets if satisfied will result in the option having the corresponding value, there is no direct link between whether the option is “in the money” and therefore providing an effective incentive and lock-in of key executives and the comparative total shareholder return performance of the Company; and

•

this change will better support the Company’s competitive position in attracting and retaining key executives who are a key component in developing the technology and products required to sustain and build on the Company’s market-leading position.

Widening the definition of Exceptional Circumstances justifying the grant of a 400% of salary option

The current rule of the Option Plan provides that only exceptional circumstances relating to the recruitment of an employee allows the Committee to make use of this increased grant limit. The Remuneration Committee feels that this is overly restrictive and that the key is that this provision should only be used in exceptional circumstances. There are a number of scenarios (for example aggressive targeting by a competitor of key talent) which would justify the use of this provision and which do not relate to recruitment. The Committee expects to justify to shareholders why the circumstances are exceptional if this higher grant limit is used in practice.

The following table provides additional information on the Committee’s reasons set out above for why the new incentive programme is appropriate and supportive of the Company’s strategy:-

Key Factor	Issue to be addressed	Incorporation into the design of the Incentive Plan
Annual targets

The Company has the following issues:-

•    lack of direct comparators;

•    challenge of visibility to set three year financial performance targets due to a fast moving and changing market.

In addition, the Company feels that the standard performance conditions attached to incentive plans are inappropriate:-

•    Comparative Total Shareholder Return is felt to be an inappropriate metric because of the small number of companies in the comparator group relevant to CSR’s profile. This is exacerbated by comparators having different geographies, markets and reporting currencies; and

The Incentive Plan provides:-

•    the flexibility for the Committee to set annual targets based on KPIs linked to the business at that point in time mitigating against some of the risk of market volatility;

•    the use of strategic KPIs as additional conditions for payments to be made under the Incentive Plan allow a more holistic, flexible and durable approach rather than focusing purely on a relatively narrow set of financial metrics; and

•    the potential link to bonus years to ensure longer term sustainable performance supported by the deferral and risk adjustment mechanisms.

Key Factor	Issue to be addressed	Incorporation into the design of the Incentive Plan
• 3 Year EPS targets—the targets are too long term and inflexible failing to reflect the dynamic and rapidly changing business environment in which the Company operates.

Option Plan:-

•    it is important that part of the executive incentives is directly focused on increasing the share price (deferred shares under the Incentive Plan support this objective) and therefore, given the views on comparators, the Committee feels that absolute Company total shareholder return targets are appropriate for option vesting.

Lock-in & retention of key executives	The existing incentives have no lock-in or incentive value because there is a lack of visibility until the final year of the performance period as to whether the performance conditions will be met. A standard UK approach would be that any awards granted now would be subject to a three year period before any benefits under new grants would be provided resulting in a retention and incentives gap.	The nature of the Incentive Plan is that it allows the accumulation of benefits (subject to performance) on an annual basis which are then subject to deferral and risk adjustment; the value of these deferred elements will act as an effective retention of key executives from the introduction of the Incentive Plan rather than having to wait the standard 3 year period.

International nature of the Company. International nature of the market in which the Company competes for Executive talent.

The company is a UK listed company but has international operations and an international executive team and has incorporated UK corporate governance guidance into its reward structure. A number of elements of this guidance would be considered good governance in all jurisdictions. However, some elements are overly prescriptive when operating in an international market place. For example it is common in a number of countries to grant shares based on annual performance rather than the UK approach to vest shares at the end of 3 years subject to the satisfaction of performance conditions.

It is important for the Company to attract and retain highly mobile executive talent for which the Company is in competition with companies largely based outside of the UK and the majority of which are based in the US, with quite different utilisation of stock as a Component of executive compensation from UK practices.

The Incentive Plan retains the key elements of UK corporate governance best practice but also allows:-

•    setting of annual targets for cash and share based awards;

•    flexibility in adjusting targets to market factors on an annual basis;

•    a more international approach to the accumulation of equity in that equity is earned on an annual basis.

Option Plan:-

•    the higher option grant levels are required to ensure that the Company remains competitive globally in attracting and retaining talent particularly in the US; and

•    given international practice of granting options without performance conditions on vesting, it was felt that absolute total shareholder return targets were more compatible with international practice whilst retaining UK corporate governance best practice of requiring performance conditions to be satisfied on vesting.

Key Factor	Issue to be addressed	Incorporation into the design of the Incentive Plan

Alignment of interests with shareholders	The Company wishes to ensure that the interests of key executives are aligned with those of shareholders, given the issues set out above it is important that the incentive arrangements while being flexible and durable also incorporate deferral, risk adjustment and long-term equity holdings to ensure that the volatility of the market does not provide windfall benefits to key executives at the expense of long-term sustainable value.

The relevant features of the Incentive Plan are:-

•    a maximum of 50% of the amount earned is paid in each year;

•    deferred elements are in shares with the corresponding alignment of interests with shareholders and additional risk adjustment of bonus amounts through claw back and the exposure to the share price over the periods of deferral; and

•    the minimum performance thresholds ensure that key executives are encouraged to focus on sustainable long term performance.

Option Plan:-

•    the use of absolute total shareholder return targets ensures the key executives have a clear focus on maximising the Company’s sustainable share price.

Shareholder Consultation

The Committee consulted with its principal shareholders and the main shareholder representative bodies ISS and the ABI prior to finalising the new arrangements. The Committee is grateful for shareholders’ comments and engagement during the consultation process. At the end of this process the Committee was pleased that the majority of shareholders consulted were supportive of the proposals contained in this Circular.

Board Recommendation

The Board considers the new Incentive Plan and amended Option Plan to be in the best interests of the Company and shareholders as a whole and unanimously recommends that you vote in favour of Resolutions 2 and 3. Those members of the Committee who hold shares in the Company will be voting in favour of these Resolutions.

APPENDIX 1—COMPARISON BETWEEN CURRENT & PROPOSED REMUNERATION POLICY

Element of Executive Remuneration	Current Policy	Proposed Policy
Salary	The target salary is at mid-market (noting that after promotion or appointment to the Board it may take several years to meet this policy), with the opportunity to go above this level, subject to sustained individual performance.	No change.

Benefits in Kind	Standard market practice benefits provided.	No change.

Annual Bonus

Maximum 100% of salary in cash.

For the first time in the financial year 2010 there was the opportunity to earn an additional share bonus for the CEO of a maximum of 120,000 shares and the CFO of a maximum of 100,000 shares.

Annual Bonus and Share Award Plan to be replaced by the Incentive Plan.

Maximum annual contribution to the Incentive Plan is 250% of salary. This is split into the following:-

•    maximum cash payment 100% of salary; provided that this element will be paid in shares to Executive Directors until their shareholding requirement has been met. In addition, all participants can elect to receive some or all of this element in shares;

•    any immediate payment in excess of 100% of salary will be paid in shares;

•    maximum deferred share element 125% of salary.

Total maximum share elements 150% of salary. Maximum cash element 100% of salary.

Share Award Plan	Key features:- • 200% of salary annual grant; • Performance condition EPS growth:- • 30% vests for RPI+7.5% p.a. • 100% vest for RPI+15% p.a.

Company Share Option Plan	Key features:- • 200% of salary annual grant; • 400% of salary in exceptional circumstances; • Performance condition comparative TSR; • 30% vests at median; • 100% at the upper quartile.

Revised features:-

•    up to 300% of salary annual grant;

•    400% of salary to deal with exceptional circumstances such as the recruitment of a new Executive Director and any other circumstances which the Committee determines to be exceptional, for example, the retention of the key employees;

• Performance condition absolute Company total shareholder return targets.

Maximum Incentive Opportunity for Executive Directors p.a.	500% of salary	500% of salary

Element of Executive Remuneration	Current Policy	Proposed Policy
Shareholding Requirement	Executive directors are encouraged to build up a shareholding in the Company to a level equivalent to 100% of their basic salary.	Increased shareholding requirements for the CEO and CFO to 400% and 200% of salary respectively.

Pension	Defined contribution pension arrangements.	No change.

Contracts	In line with UK corporate governance best practice (maximum 12 months notice).	No change.

APPENDIX 2 – DETAILS OF THE CSR PLC 2011 EXECUTIVE INCENTIVE PLAN

Glossary of Terms

Term	Meaning
“Close Period”	any time when employees of the Company are prohibited from dealing in Shares by the Listing Rules of the Financial Services Authority, a Company code or any other regulation which prohibits dealing in Shares.

“Committee”	the Remuneration Committee of the Company.

“Control”	the meaning of control set out in Section 995 of the Income Tax Act 2007.

“Participant”	an eligible employee approved by the Committee and participating in the Incentive Plan.

“Plan Year”	the financial year of the Company subject to the Committee’s discretion.

“Rules”	the rules of the Incentive Plan setting out the terms and conditions relating to participation.

“Shares”	Ordinary Shares of the Company.

Executive Summary

See Part V which sets out how it is proposed that that the CSR plc 2011 Executive Incentive Plan (the “Incentive Plan”) will operate.

Supervision of Operation

The Committee, the members of which are non-executive directors, supervise the operation of the Incentive Plan in respect of Participants.

Participation

Any employee of the Company selected by the Committee is eligible to participate. Non-executive directors are not eligible to participate in the Incentive Plan.

Operation of the Incentive Plan

At the beginning of each Plan Year the Committee will determine:-

•	the maximum contribution that can be made to a Participant in respect of that Plan Year; and

•	the performance requirements which will apply for that Plan Year.

At the end of the Plan Year the Committee will determine the level of satisfaction of the performance requirements and the corresponding payment to Participants. The payment will be made in one or more of the following ways:-

•

an immediate cash payment (maximum 100% of a Participant’s salary); provided Participants can elect to receive some or all of this payment in Shares and subject to the requirement that where the Participant is an Executive Director this element will be paid in Shares until his shareholding requirement has been met;

•	any immediate payment in excess of 100% of salary will be paid in Shares; and

•	an award of Shares (maximum 125% of a Participant’s salary) which will normally vest after a two year holding period subject to the satisfaction of the following conditions:-

•	continued employment during the holding period; and

•	provided the forfeiture thresholds are met for each year of the holding period.

Where the forfeiture threshold is not met for a given Plan Year 50% of the awards which have not vested shall be forfeited.

If an event happens and the Committee considers that the performance requirements are no longer appropriate, it may vary, waive or substitute the performance requirements, provided that the variation, waiver or substitution is reasonable in the circumstances and, except for a waiver, is a fairer measure of performance and is not materially less difficult to satisfy than the original targets would have been but for the event.

Awards of Shares will normally be granted to each Participant within a 42 day period following the date of publication of the half year, annual or intervening quarterly results of the Company. No awards of Shares will be granted during a Close Period.

Awards of shares will at the discretion of the Committee be made in one or more of the following forms:-

•	an immediate grant of Shares, these will immediately vest to the Participant;

•	an immediate grant of a nil cost option in respect of Shares, which will immediately vest and be exercisable by the Participant;

•	a conditional grant of Shares which will normally vest on the satisfaction of the above conditions at the end of the holding period; or

•	a nil cost option in respect of Shares will normally vest and be exercisable on the satisfaction of the above conditions at the end of the holding period.

The provision of Shares is conditional upon the Participant paying any taxes due as a result of their provision. The Company will normally pay employers National Insurance contributions.

Vested nil cost options can be exercised until the tenth anniversary of the date of grant, at which point any unexercised nil cost options will lapse. Nil cost options will have a notional exercise price payable per share subject to the option or for each exercise as determined by the Committee in its discretion.

Cessation of Employment

Plan Year

If a Participant leaves employment prior to the end of a Plan Year and measurement date for the performance requirements, the Participant shall be not be entitled to receive any payment in respect of that Plan Year unless the Committee in its absolute discretion decides otherwise. If a Participant’s cessation of employment is the result of specified events, for example injury, disability, ill health, redundancy or death, the Committee may determine that the Participant can continue to participate in the Incentive Plan until the measurement date for that Plan Year. In applying this discretion, the Committee will have discretion as to whether any potential payment in respect of the Plan Year shall be reduced to take into account the proportion of the Plan Year completed prior to the Participant’s cessation of employment.

Subsisting Awards of Shares

Any award of Shares not vested at the date of cessation will lapse unless the Committee in its absolute discretion determines otherwise. If a Participant’s cessation of employment is the result of specified events, for example injury, disability, ill health, redundancy or death, the Committee may determine awards shall immediately vest and if in the form of nil cost options be exercisable for a period determined by the Committee following the date of cessation.

Change of Control

Plan Year

In the event of a takeover, reconstruction, amalgamation or winding up of the Company during a Plan Year there will be a measurement date on the occurrence of the event. The Committee will determine any payment based on the level of satisfaction of the performance requirements on the measurement date. The Committee will have discretion as to whether any potential payment in respect of the Plan Year shall be reduced to take into account the proportion of the Plan Year completed prior to the occurrence of the event.

Subsisting Awards of Shares

Awards of shares will vest on the occurrence of the event and if in the form of nil cost options be exercisable for a period determined by the Committee following the date of the occurrence of the event.

Overall Plan Limits

Dilution

The Company may issue up to 10% of its Shares within a ten year period to satisfy awards of Shares to Participants in the Incentive Plan and any other Share plan operated by the Company under which Shares are issued. Of this 10% a maximum of 5% may be issued for executive plans. The Committee will be monitoring the issue of Shares during the ten year period to ensure a balanced policy.

Maximum Contribution

The maximum contribution that a Participant can earn in respect of any Plan Year is limited to 250% of salary p.a.

Allotment and Transfer of Ordinary Shares

Shares subscribed will not rank for dividends payable by reference to a record date falling before the date on which the Shares are acquired but will otherwise rank pari passu with existing Shares.

Application will be made for the admission of the new Shares to be issued to the Official List of, and to trading on, the London Stock Exchange’s markets for listed securities following the vesting or exercise of Share awards.

Adjustments

On a variation of the capital of the Company, the number of Shares subject to awards may be adjusted in such manner as the Committee determines.

Duration

The Incentive Plan will operate over a five year period from the date of approval by shareholders. The Committee may not grant awards under the Incentive Plan more than five years after its approval.

Amendments

Amendments to the Rules may be made at the discretion of the Committee. However, the provisions governing eligibility requirements, equity dilution, share utilisation and individual participation limits and the adjustments that may be made following a rights issue or any other variation of capital together with the limitations on the number of Shares that may be issued cannot be altered to the advantage of Participants without prior shareholder approval, except for minor amendments to benefit the administration of the Incentive Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Participants or for the group. However, Participants should be notified of any amendment which would materially detrimentally affect their existing rights and such amendments must be approved by the majority of Participants notified.

Subject to the safeguards noted above, the Committee may amend the Incentive Plan (including by the addition of one or more sub-plans relating to shares in a group company) in such manner as may be necessary to obtain approval of the Incentive Plan (or one or more sub-plans) by HM Revenue & Customs as a company share option plan under Schedule 4 to the Income Tax (Earnings and Pensions) Act 2003 or otherwise improve the tax efficiency of the Incentive Plan for the Company and/or the Participants.

In addition, the Committee may add to, vary or amend the Rules of the Incentive Plan by way of a separate schedule in order that the Incentive Plan may operate to take account of local legislative and regulatory treatment for Participants or the relevant group company, provided that the parameters of these arrangements will provide no greater benefits than the Rules of the Incentive Plan as summarised above.

General

Awards and any other rights granted pursuant to the Incentive Plan are non-pensionable.

Non-Transferability of Awards

Awards of Shares are not transferable except in the case of a Participant for whom a trustee is acting, in which case the trustee will be able to transfer the benefit to the Participant.

Employee Benefit Trust

The Company intends to establish or utilise an existing discretionary employee benefit trust in conjunction with the Incentive Plan (the “Employee Trust”). The Employee Trust will be established as an employees’ share scheme within the meaning of section 1166 of the Companies Act 2006 and will have full discretion with regard to the application of the trust fund (subject to recommendations from the Committee). The Company will be able to fund the Employee Trust to acquire Shares in the market and/or to subscribe for Shares at nominal value in order to satisfy awards granted under the Incentive Plan. Any Shares issued to the Employee Trust in order to satisfy awards of Shares will be treated as counting towards the dilution limits that apply to the Incentive Plan. For the avoidance of doubt, any Shares acquired by the Employee Trust in the market will not count towards these limits. In addition, unless prior shareholders’ approval is obtained, the Employee Trust will not hold more than 5% of the issued Share capital of the Company at any one time (other than for the purposes of satisfying awards of Shares that it has granted).

Note:    This section summarises the main features of the Incentive Plan but does not form part of it and should not be taken as affecting the interpretation of the detailed terms and conditions constituting the Rules. Copies of the Incentive Plan Rules will be available for inspection at the registered office of CSR at Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ and at the offices of Slaughter and May, the Company’s Solicitors, at One Bunhill Row, London EC1Y 8YY during normal business hours on Monday to Friday each week (public holidays excepted) from the date of this document until the close of the meeting. Copies of the Incentive Plan Rules will also be available for inspection for 15 minutes prior to and during the meeting. The Directors reserve the right, up to the time of the meeting, to make such amendments and additions to the Rules as they consider necessary or desirable, provided that such amendments and additions do not conflict in any material respect with the summary set out in this section.

APPENDIX 3—ILLUSTRATIVE MODELLING OF THE CSR PLC 2011 EXECUTIVE INCENTIVE PLAN

This section contains the full cost and benefit modelling for the Incentive Plan. The modelling is purely illustrative to demonstrate the potential operation of the Incentive Plan over a four year period. Annual contributions are subject to the achievement of stretching performance conditions and amounts which are deferred in shares are subject to forfeiture for failure to satisfy minimum performance requirements.

The following table sets out the maximum annual contribution levels and current salaries for the Executive Directors and an illustrative other Participant, participating in the Incentive Plan:-

		Basic Salary (£)	Maximum Contribution (% of salary)
Joep van Beurden	Chief Executive Officer	£400,000	250%
Will Gardiner	Chief Financial Officer	£301,600	250%
Other Participant	Illustrative	£224,655	200%

The performance assumptions for each of the Examples modelled is set out in the table below:-

Example A	Performance Assumption
A	50% of the maximum contribution is earned each Plan Year. Share price growth of 14.5% pa. on elements deferred in shares.

B

100% of the maximum contribution is earned each Plan Year. Share price growth of 26% pa. on elements deferred in shares.

Please note the share price growth levels are assumptions in the modelling not performance requirements.

Example A—Summary over 4 year modelled period

Total benefit to Participants over 4 year modelled period:

Total (£)
Chief Executive Officer	£1,655,185
Chief Financial Officer	£1,248,010
Other Participant	£743,692
Other Participants (8)	£5,308,402
TOTAL	£8,955,289

P&L Cost to the Company over 4 year modelled period:

Year 1	Year 2	Year 3	Year 4	Total
£1,780,938	£2,209,265	£2,637,592	£2,637,592	£9,265,387

Example B—Summary over 4 year modelled period

Total benefit to Participant over 4 year modelled period:

Total (£)
Chief Executive Officer	£3,587,401
Chief Financial Officer	£2,704,900
Other Participant	£1,611,856
Other Participants (8)	£11,505,278
TOTAL	£19,409,436

P&L Cost to the Company over 4 year modelled period:

Year 1	Year 2	Year 3	Year 4	Total
£3,561,876	£4,418,530	£5,275,184	£5,275,184	£18,530,774

Example A

Year 1	Year 1 Contribution	Element A (Cash & Share Payment) (£)	Payment from Element B (£)	Total Value Paid (£)	Element B (Deferred 2 Years)
Chief Executive Officer	£500,000	£250,000	£0	£250,000	£250,000
Chief Financial Officer	£377,000	£188,500	£0	£188,500	£188,500
Other Participant	£224,655	£112,328	£0	£112,328	£112,328

Year 2	Year 2 Contribution	Element A (Cash & Share Payment) (£)	Payment from Element B (£)	Total Value Paid (£)	Element B (Deferred 2 Years)
Chief Executive Officer	£500,000	£250,000	£0	£250,000	£250,000
Chief Financial Officer	£377,000	£188,500	£0	£188,500	£188,500
Other Participant	£224,655	£112,328	£0	£112,328	£112,328

Year 3	Year 3 Contribution	Element A (Cash & Share Payment) (£)	Payment from Element B (£)	Total Value Paid (£)	Element B (Deferred 2 Years)
Chief Executive Officer	£500,000	£250,000	£327,593	£577,593	£250,000
Chief Financial Officer	£377,000	£188,500	£247,005	£435,505	£188,500
Other Participant	£224,655	£112,328	£147,191	£259,518	£112,328

Year 4	Year 4 Contribution	Element A (Cash & Share Payment) (£)	Payment from Element B (£)	Total Value Paid (£)	Element B (Deferred 2 Years)
Chief Executive Officer	£500,000	£250,000	£327,593	£577,593	£250,000
Chief Financial Officer	£377,000	£188,500	£247,005	£435,505	£188,500
Other Participant	£224,655	£112,328	£147,191	£259,518	£112,328

Example B
Year 1	Year 1 Contribution	Element A (Cash & Share Payment) (£)	Payment from Element B (£)	Total Value Paid (£)	Element B (Deferred 2 Years)
Chief Executive Officer	£1,000,000	£500,000	£0	£500,000	£500,000
Chief Financial Officer	£754,000	£377,000	£0	£377,000	£377,000
Other Participant	£449,310	£224,655	£0	£224,655	£224,655

Year 2	Year 2 Contribution	Element A (Cash & Share Payment) (£)	Payment from Element B (£)	Total Value Paid (£)	Element B (Deferred 2 Years)
Chief Executive Officer	£1,000,000	£500,000	£0	£500,000	£500,000
Chief Financial Officer	£754,000	£377,000	£0	£377,000	£377,000
Other Participant	£449,310	£224,655	£0	£224,655	£224,655

Year 3	Year 3 Contribution	Element A (Cash & Share Payment) (£)	Payment from Element B (£)	Total Value Paid (£)	Element B (Deferred 2 Years)
Chief Executive Officer	£1,000,000	£500,000	£793,701	£1,293,701	£500,000
Chief Financial Officer	£754,000	£377,000	£598,450	£975,450	£377,000
Other Participant	£449,310	£224,655	£356,618	£581,273	£224,655

Year 4	Year 4 Contribution	Element A (Cash & Share Payment) (£)	Payment from Element B (£)	Total Value Paid (£)	Element B (Deferred 2 Years)
Chief Executive Officer	£1,000,000	£500,000	£793,701	£1,293,701	£500,000
Chief Financial Officer	£754,000	£377,000	£598,450	£975,450	£377,000
Other Participant	£449,310	£224,655	£356,618	£581,273	£224,655

DOCUMENTATION INCORPORATED BY REFERENCE

The following list is intended to enable CSR Shareholders to identify easily specific items of information in the Prospectus which have been incorporated by reference into this Circular.

Information	Section of the Prospectus incorporated by reference into the Circular	Page number
Details of the Transaction	Part I INFORMATION ON THE TRANSACTION	30

Details of the Amended and Restated Merger Agreement	Part II THE AMENDED AND RESTATED MERGER AGREEMENT	39

Description of Zoran’s business	Part IV INFORMATION ON ZORAN	66

Details of key individuals including service contracts of current and proposed director	Part XIII DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	163

Effect of the Transaction on the CSR Group’s earnings and assets and liabilities	PART XI UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE COMBINED COMPANY	147

Financial information relating to Zoran	PART VI OPERATING AND FINANCIAL REVIEW RELATING TO ZORAN	78

	PART X HISTORICAL FINANCIAL INFORMATION RELATING TO ZORAN	104

Pro-forma financial information on the Combined Company	PART XI UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE COMBINED COMPANY	147

Directors interests in shares	PART XIII DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	163

New Ordinary Shares	PART VII INFORMATION CONCERNING THE ORDINARY SHARES	89

ADSs and Deposit Agreement	PART VIII INFORMATION CONCERNING THE CSR ADSs	92

Major interests in shares	PART XIV ADDITIONAL INFORMATION	205

Related party transactions	PART XIV ADDITIONAL INFORMATION	205

Litigation relating to CSR and Zoran	PART XIV ADDITIONAL INFORMATION	212

No significant change statement	PART XIV ADDITIONAL INFORMATION	212

Material contracts relating to CSR and Zoran	PART XIV ADDITIONAL INFORMATION	211

Working capital statement	PART XIV ADDITIONAL INFORMATION	212

Documents on display	PART XIV ADDITIONAL INFORMATION	213

Any statement deemed to be incorporated by reference in this document shall be deemed to be modified or superseded for the purpose of this document to the extent that a statement contained in this document modifies or supersedes such earlier statement (whether expressly, by implication or otherwise).

DEFINITIONS AND GLOSSARY

The definitions set out below apply throughout this document, unless the context requires otherwise.

“Admission”	the admission of the New Ordinary Shares to listing on the premium segment of the Official List and to trading on the Main Market of the London Stock Exchange becoming effective;

“ADS Admission”	the admission of the CSR ADSs to listing and to trading on The NASDAQ Stock Market;

“ADSs”	American Depositary Shares;

“Amended and Restated Merger Agreement”

the amended and restated agreement and plan of merger between (1) CSR, (2) Merger Sub, and (3) Zoran setting out the revised terms and conditions of, and the arrangements for implementation of, the Transaction, summarised in Part II of the Prospectus;

“Business Day”	any day on which banks are generally open in London for the transaction of business other than a Saturday or Sunday or public holiday;

“Circular”	this circular dated 4 August and despatched to CSR Shareholders, containing the notice convening the CSR General Meeting;

“Combined Company”	means, from Completion, the CSR Group (including the Zoran Group);

“Committee”	the CSR Remuneration Committee;

“Companies Act 2006”	the Companies Act of England and Wales 2006, as amended;

“Completion”	completion of the Transaction;

“Conditions”	the conditions to the Transaction, the principal conditions being summarised in paragraph 21 of Part II (The Amended and Restated Merger Agreement) of the Prospectus;

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with the CREST Regulations operated by Euroclear UK;

“CREST sponsor”	a CREST participant admitted to CREST as a CREST sponsor;

“CREST sponsored member”	a CREST member admitted to CREST as a sponsored member;

“CSR” or “the Company”	CSR plc, a company incorporated in England and Wales with registered number 04187346, whose registered office is at Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ;

“CSR ADSs”	the ADSs that will be issued to Zoran Shareholders by the CSR Depositary Bank, for each Zoran Share held; each CSR ADS will represent four CSR Ordinary Shares;

“CSR Annual General Meeting”	the annual general meeting of CSR held on 18 May 2011;

“CSR Board”	the board of directors of CSR from time to time;

“CSR Depositary Bank”	JPMorgan Chase Bank N.A.;

“CSR General Meeting”	the general meeting of CSR to be held on 30 August 2011 and convened for the purposes of, amongst other things, considering and, if thought fit, approving the Transaction and the Resolutions, notice of which is set out in the Circular;

“CSR Group”	CSR and its subsidiary undertakings;

“CSR Shareholders”	holders of the Existing Ordinary Shares and the New Ordinary Shares, from time to time, as appropriate;

“Deposit Agreement”	the deposit agreement to be entered into between CSR, the CSR Depositary Bank and the registered holders of the CSR ADSs (from time to time);

“Director”	a director of CSR as at the date of this document, excluding, for the avoidance of doubt, the Proposed Director;

“EPS”	earnings per share;

“Euroclear UK”	Euroclear UK & Ireland Limited (formerly named CRESTCo Limited), the operator of CREST;

“Exchange Agent”	JPMorgan Chase Bank NA;

“Exchange Ratio”	under the Amended and Restated Merger Agreement, subject to certain exceptions, each issued and outstanding Zoran Share will be converted into the right to receive 0.14725 CSR ADSs, with each whole CSR ADS representing 4 CSR Shares, subject to anti-dilution adjustment;

“Existing Ordinary Shares”	the ordinary shares of 0.1 pence each in the capital of CSR at the date of this document;

“FCC”	the US Federal Communications Commission;

“Form F-4”	the Registration Statement on Form F-4 containing a Proxy Statement/Prospectus for the Zoran Shareholders filed with the SEC and declared effective on 29 July 2011;

“FSA” or “Financial Services Authority”

the Financial Services Authority of the United Kingdom;

“FSMA”	the Financial Services and Markets Act 2000, as amended;

“Hart-Scott-Rodino Act”	the Hard-Scott-Rodino Antitrust Improvement Act of 1976, as amended;

“Incentive Plan”	the CSR plc 2011 Executive Incentive Plan;

“J.P. Morgan Cazenove”	J.P. Morgan Limited, which conducts its UK investment banking activities as J.P. Morgan Cazenove;

“Listing Rules”	the listing rules made under Part VI of FSMA (as set out in the FSA Handbook), as amended;

“London Stock Exchange”	London Stock Exchange plc or its successor(s);

“Main Market”	the main market for listed securities;

“Merger Sub”	Zoran Merger Sub, Inc., a wholly-owned subsidiary of CSR;

“Microtune”	Microtune, Inc.;

“The NASDAQ Stock Market”	the NASDAQ Stock Market of the United States;

“New Ordinary Shares”	the ordinary shares of 0.1 pence each in the capital of CSR to be issued by CSR pursuant to the Transaction;

“Notice of General Meeting”	the notice of the CSR General Meeting at pages 45 to 49 of this Circular;

“Official List”	the official list of the UK Listing Authority;

“Option Exchange Ratio”	The number of CSR ADSs or Ordinary Shares issuable for each converted option or restricted stock unit will equal the number of Zoran Shares subject to the award multiplied by an exchange ratio derived from the Transaction Consideration, rounded down to the nearest share for options and rounded to the nearest share for restricted stock units. The exchange ratio for awards settled in CSR ADSs is 0.14725 plus the quotient obtained by dividing (x) $6.26 multiplied by the applicable currency conversion rate, by (y) the product of four (4) multiplied by the trading price for an Ordinary Share on the day prior to the Transaction. The exchange ratio for awards settled in Ordinary Shares is 0.589 plus the quotient obtained by dividing (x) $6.26 multiplied by the applicable currency conversion rate, by (y) the trading price for an Ordinary Share on the day prior to the Transaction. In addition, the per share exercise price of each converted option will be adjusted by dividing the current exercise price by the CSR ADS exchange ratio or the Ordinary Shares exchange ratio, depending on which instrument is issuable upon exercise, with the result rounded up to the nearest whole cent.

“Option Plan”	the CSR plc Share Option Plan;

“Ordinary Shares”	ordinary shares of 0.1 pence each in the share capital of CSR from time to time, and includes the Existing Ordinary Shares and the New Ordinary Shares as appropriate;

“Pence”, “Pounds”, “£” or “Sterling”	the lawful currency of the United Kingdom;

“Proposed Director”	Dr Levy Gerzberg;

“Prospectus”	the prospectus issued by CSR in connection with Admission dated 4 August 2011 and sent to holders of Existing Ordinary Shares on 4 August 2011;

“R&D”	research and development;

“Ramius”	Ramius Value and Opportunity Master Fund Ltd.;

“Resolutions”	the resolutions to be proposed at the CSR General Meeting as set out in the Circular and as detailed in paragraph 1 of Part III (Additional Information) of the Circular;

“Restricted Jurisdiction”	any jurisdiction where either sending this document or the issuing of Ordinary Shares would violate the law of that jurisdiction;

“Revised Terms”	the terms and conditions of, and the arrangements for implementation of, the Transaction set out in the Amended and Restated Merger Agreement;

“SEC”	United States Securities and Exchange Commission, the government agency having primary responsibility for enforcing the federal securities laws of the United States of America;

“subsidiary”	a subsidiary as that term is defined in Section 1159 of the Companies Act 2006;

“Transaction”	the proposed acquisition of Zoran by CSR pursuant to the terms of the Amended and Restated Merger Agreement and subject to the Conditions;

“Transaction Consideration”	under the terms of the Amended and Restated Merger Agreement, Zoran Shareholders will receive US$ 6.26 in cash, without interest, and 0.589 New Ordinary Shares, in the form of ADSs that will be listed on the NASDAQ Stock Market, for each Zoran Share held immediately prior to Completion;
“UK Listing Authority”	the Financial Services Authority acting in its capacity as the competent authority for the purposes of FSMA;

“uncertificated” or “in uncertificated

form”

a share or other security recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;

“United States” or “US”	the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“US$”, “US Dollars” or “$”	the lawful currency of the United States;

“Zoran”	Zoran Corporation;

“Zoran Board”	the board of directors of Zoran from time to time;

“Zoran Shareholders”	holders of Zoran Shares;

“Zoran Shares”	shares of Zoran common stock, par value US$0.001 per share in Zoran; and

“Zoran Special Meeting”	the special meeting of the Zoran Shareholders to be convened for the purposes of considering and, if thought fit, approving the Transaction.

Glossary

Bluetooth	an open wireless protocol for exchanging data over short distances from fixed and mobile devices

Bluetooth low energy	designed to work side-by-side with and complement Bluetooth. It operates in 2.4 GHz ISM band. Devices using ULP Bluetooth will be smaller and more energy-efficient than their Bluetooth counterparts

chip	short for a microchip; semiconductor device or integrated circuit

COACH	camera-on-a-chip

connectivity	enabling two electronic devices to communicate with each other and transfer data (voice/audio/music/picture/data files) using radio waves

design win	CSR records a design win when a product using one of its integrated circuits becomes Bluetooth qualified

digital	the representation of data by a series of bits or discrete values such as 0s and 1s

feature phones	a mobile phone which has added functionality over and above a base model designed specifically to meet the requirements of a particular market segment. Typically these ‘features’ can include a digital camera, Bluetooth Connectivity, FM radio or MP3 player. These phones are intended to occupy the mid-market segment

FM	frequency modulated

GPS	Global Positioning Systems: a satellite based radio navigation system that allows receiving devices to take an accurate location fix of the device on the surface of the earth. Positions are derived by measuring the time of arrival of signals broadcast from the constellation of satellites, and knowledge of the instantaneous positions of the satellites. (The information required to calculate this being broadcast at a very low data rate by the satellites themselves, and is known as almanac and ephemeris data)

HD	high definition

IC or integrated circuit	a semiconductor device consisting of many thousands or millions of interconnected transistors and other components

multifunction peripherals (“MFP”)	an office machine incorporating the functions of multiple devices e.g. printer/scanner/photocopier

NFC	Near Field Communications; a short-range high frequency wireless communication technology which enables the exchange of data between devices over a distance of about four centimetres. Its application includes secure payment transactions using the customers mobile phone or transfer of files for example photo images from a digital camera to a PC

PND	Personal Navigation Device; a portable electronic product which combines a positioning capability (such as GPS) and navigation functions and enables the user to find out where they are located and get directions to move from one place to another

radio frequency (“RF”)	frequencies of electromagnetic waves between approximately 3 kHz and 300 GHz

semiconductor	a material, typically crystalline, that can be altered to allow electrical current to flow or not flow in a pattern; common semiconductors are silicon, germanium and galliumarsenide and the term is also used to apply to chips made from these materials

set-top box	a device that connects a television with a signal

silicon	a semiconducting material used to make wafers, widely used in the semiconductor industry as the basic material for integrated circuits

silicon tuners	a silicon device used to select a single channel on the broadband cable system

SOC	system on a chip; a technology that takes all the necessary electronic circuits and parts for a complete system and integrates them into a single circuit (Silicon chip)

software	a collection of computer programs, procedures and algorithms used in computers, which sends information to the computer, which determines how the computer will run

tablets	a type of compact portable personal computer which is equipped with a touchscreen, and a wireless adaptor for internet

Wi-Fi	short for ‘wireless fidelity’ (also known as IEEE 802.11a/b/g/n) is an 1155 Mbs raw radio bit rate data centric wireless communication standard typically associated with wireless computer networks at home and in the office and public spaces

wireless connectivity	the ability of a device to connect to a wireless network, and transmit a signal between two or more devices

CSR plc

(Incorporated and Registered in England and Wales with Registered No. 04187346)

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a GENERAL MEETING of CSR plc (the “Company”) will be held at 3.00 p.m. at the offices of J.P. Morgan Cazenove, 20 Moorgate, London EC2R 6DA, United Kingdom on 30 August 2011 for the purpose of considering and, if thought fit, passing the following resolutions.

ORDINARY RESOLUTIONS

1.	THAT:

(A)	the proposed merger (the “Transaction”) of Zoran Corporation (“Zoran”) with the Company’s subsidiary, Merger Sub, Inc. (“Merger Sub”) on the terms and subject to the conditions of the amended and restated agreement and plan of merger dated as of 16 June 2011 between the Company, Zoran and Merger Sub (the “Amended and Restated Merger Agreement”) (a copy of which is produced to the meeting and signed for identification purposes by the chairman of the meeting) and as described in the circular to shareholders of the Company (the “Circular”) outlining the Transaction dated 4 August 2011 (a copy of which is produced to the meeting and signed for identification purposes by the chairman of the meeting) be and is hereby approved and the board of directors of the Company (the “Board”) (or any duly constituted committee thereof) be and is authorised:

(i)	to take all such steps as may be necessary or desirable in connection with, and to implement the Transaction; and

(ii)	to agree such modifications, variations, revisions or amendments to the terms and conditions of the Transaction (provided such modifications, variations, revisions or amendments are not material), and to any documents relating thereto, as they may in their absolute discretion think fit; and

(B)	conditional upon and with effect from the Amended and Restated Merger Agreement becoming unconditional in all respects (save as regards any conditions relating to the passing of this resolution and to the admission of the Company’s ordinary shares of nominal value of 0.1 pence each to be issued in connection with the Transaction to listing on the Official List of the UK Listing Authority and to trading on the main market of the London Stock Exchange plc becoming effective (“Admission”)), pursuant to section 551 of the Companies Act 2006, and in addition to any previously existing authority conferred upon the Board under that section, the Board, or any duly constituted committee thereof, be and is hereby authorised unconditionally to allot relevant securities (as defined in the Companies Act 2006) in connection with the Transaction up to an aggregate nominal amount of £49,500 (the “New Ordinary Shares”), which authority shall expire at the conclusion of the annual meeting of the Company to be held in 2012 (or, if earlier, at the close of business on 31 August 2012), save that the Company may allot relevant securities in connection with the Transaction pursuant to the Amended and Restated Merger Agreement or any other agreement entered into prior to such date which would, or might, require relevant securities to be allotted after the authority expires and the Board, or any duly constituted committee thereof, may allot relevant securities under any such agreement as if the authority had not expired.

2.	THAT, the CSR plc 2011 Executive Incentive Plan (the “Incentive Plan”), a summary of which is set out in Part V of the Circular and the rules of which are produced to the meeting and initialled by the Chairman of the meeting for the purpose of identification only, be and is hereby approved and that the Board be and is hereby authorised to do all acts and things necessary to establish and carry the Incentive Plan into effect.

3.	THAT the rules of the CSR plc Share Option Plan are amended so that Rule 2.4 is replaced in the following form:

“The Market Value of Shares which may be placed under Option to any Eligible Employee in respect of any financial year of the Company shall not exceed 300 per cent. of that Eligible Employee’s Base Salary save that this figure shall be up to 400 per cent. where the grant of the Option in question is made in circumstances which the Committee determines to be exceptional such as the recruitment or retention of the individual concerned.”

4.

THAT, subject to and conditional upon Resolution 1 being passed and the New Ordinary Shares being allotted in connection with the Transaction, in substitution for any previously existing authorities to allot relevant securities conferred on the Board at the 2011 Annual General Meeting of the Company (the “Annual General Meeting”), the Board be and is hereby authorised to allot equity securities (as defined in the Companies Act 2006) pursuant to section 551 of the Companies Act 2006:

(A)	up to a nominal amount of £73,376; and

(B)	comprising equity securities (as defined in the Companies Act 2006) up to a nominal amount of £146,752 (including within such limit any shares issued under (A) above) in connection with an offer by way of a rights issue:

(i)	to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)	to people who are holders of other equity securities if this is required by the rights of those securities or, if the Board consider it necessary, as permitted by the rights of those securities,

provided that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, regulatory or practical problems in, or under the laws of, any territory or any other matters, such authorities to expire at the conclusion of the annual general meeting to be held in 2012 (or, if earlier, at the close of business on 31 August 2012) but, in each case, so that the Company may make offers and enter into agreements prior to the expiry of such authority which would, or might, require relevant securities to be allotted after the authority expires and the Board may allot relevant securities under any such offer or agreement as if the authority had not expired.

SPECIAL RESOLUTIONS

5.	THAT, subject to and conditional upon Resolution 1 being passed and the New Ordinary Shares being allotted in connection with the Transaction, in substitution for any previously existing authority to allot conferred on the Board at the Annual General Meeting, the Board be given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by Resolution 4 and/or to sell relevant securities, in each case free of the restriction in section 561 of the Companies Act 2006, such power to be limited:

(A)	to the allotment of equity securities in connection with an offer of equity securities (but in the case of the authority granted under Resolution 4(B), by way of a rights issue only);

(i)	to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)	the holders of other equity securities if this is required by the rights of those securities or, if the Board considers it necessary, as permitted by the rights of those securities,

provided that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, regulatory or practical problems in, or under the laws of, any territory or any other matters; and

(B)	to the allotment (otherwise than under Resolution 5(A) above) of equity securities up to a nominal amount of £11,006 representing approximately five per cent. of the total issued share capital following the Transaction, such authority to expire at the conclusion of the annual general meeting to be held in 2012 (or, if earlier, at the close of business on 31 August 2012) but so that the Company may make offers and enter into agreements prior to the expiry of such authority which would, or might, require equity securities to be allotted after the authority expires and the Board may allot equity securities under any such offer or agreement as if the power had not expired.

6.	THAT, subject to and conditional upon Resolution 1 being passed and the New Ordinary Shares being allotted in connection with the Transaction, in substitution for any previously existing authority to allot conferred on the Board at the Annual General Meeting, the Company be and is hereby generally and unconditionally authorised for the purposes of section 701 of the Companies Act 2006 to purchase the Company’s own fully paid ordinary shares of 0.1 pence each by way of one or more market purchases (within the meaning of section 693(4) of the Companies Act 2006) provided that:

(A)	the maximum number of ordinary shares which may be purchased is 22,012,867 (representing 10 per cent. of the issued share capital following the Transaction);

(B)	the minimum price (exclusive of expenses) which may be paid for any share is 0.1 pence;

(C)	the maximum price (exclusive of expenses) which may be paid for any ordinary share is the highest of: (i) an amount equal to 105 per cent. of the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which the share is contracted to be purchased; and (ii) the higher price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out; and

(D)	this authority will expire at the conclusion of the annual general meeting to be held in 2012 or, if earlier, at the close of business on 31 August 2012, unless previously renewed, varied or revoked by the Company in general meeting, save that the Company may, before such authority expires, agree or make an offer to purchase ordinary shares where the purchase will or may be completed, either fully or partly, after this authority expires and may make a purchase of ordinary shares pursuant to any such agreement as if the authority conferred hereby has not expired.

By order of the Board

Brett Gladden

Company Secretary

4 August 2011

Registered office:

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

Notes

1.	Members are entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the meeting. A shareholder may appoint more than one proxy in relation to the CSR General Meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not be a shareholder of the Company. A proxy form which may be used to make such appointment and give proxy instructions accompanies this Notice. If you do not have a proxy form and believe that you should have one, or if you require additional forms, please contact the Company’s registrar, Equiniti at Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA or by telephone on 0871 384 2668 (calls to this number cost 8p per minute from a BT landline, other providers’ costs may vary. Lines are open between 8.30 a.m. and 5.30 p.m., Monday to Friday) or for overseas shareholders on +44 121 415 7047. Shareholders can lodge their form of proxy via www.sharevote.co.uk. For details on this process, please see paragraph 9 below.

2.	To be valid any proxy form or other instrument appointing a proxy must be received by post or (during normal business hours only) by hand at Equiniti at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6ZL or at www.sharevote.co.uk as provided in paragraph 9, in each case no later than 3.00 p.m. on 25 August 2011.

3.	A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the CSR General Meeting.

4.	The return of a completed proxy form, other such instrument or any CREST Proxy Instruction (as described in paragraph 10 below) will not prevent a shareholder attending the CSR General Meeting and voting in person if he/she wishes to do so.

5.	Any person to whom this Notice is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (a ‘Nominated Person’) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the CSR General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights.

6.	The statement of the rights of shareholders in relation to the appointment of proxies in paragraphs 1 and 2 above does not apply to Nominated Persons. The rights described in these paragraphs can only be exercised by shareholders of the Company.

7.	To be entitled to attend and vote at the CSR General Meeting (and for the purpose of the determination by the Company of the votes they may cast), shareholders must be registered in the Register of Members of the Company at 6.00 p.m. on 25 August 2011 at the Company’s registered office, Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ, (or, in the event of any adjournment, 6.00 p.m. on the date which is two days before the time of the adjourned meeting). Changes to the Register of Members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.

8.	As at 2 August 2011 (being the last business day prior to the publication of this Notice) the Company’s issued share capital consists of 170,628,665 ordinary shares, carrying one vote each. Therefore, the total voting rights in the Company as at 2 August 2011 are 170,628,665.

9.	You may, if you wish, register the appointment of your proxy electronically via the website www.sharevote.co.uk. To use sharevote you will need your Voting ID, Task ID and Shareholder Reference Number as printed on your Form of Proxy. Full details and instructions are given on the website. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

10.	In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications, and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com/CREST). The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Equiniti (ID RA19) by 3.00 p.m. on 25 August 2011. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

11.	CREST members and, where applicable, their CREST sponsors, or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular message. Normal system timings and limitations will, therefore, apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member, or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

12.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

13.	In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

14.	If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.

15.	Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

16.	Any member attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if (a) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

17.	Except as provided above, members who have general queries about the CSR General Meeting should use the following means of communication (no other methods of communication will be accepted):

(A)	calling our shareholder helpline on 0871 384 2668 (calls to this number cost 8p per minute from a BT landline, other providers’ costs may vary. Lines are open between 8.30 a.m. and 5.30 p.m., Monday to Friday) or on +44 121 415 7047 for overseas shareholders; or

(B)	the Company Secretary on 01223 692 000.

You may not use any electronic address provided either in this Notice of General Meeting or any related documents (including the chairman’s letter and proxy form) to communicate with the Company for any purposes other than those expressly stated.

A copy of this Notice, and other information required by section 311A of the Companies Act 2006, can be found on the Company’s website at www.csr.com.

About CSR

CSR is a leading global provider of personal wireless technology, including Bluetooth, GPS, FM and Wi-Fi, to industry leaders in consumer electronics, mobile handsets and the automotive industry. Its technology has been adopted by market leaders into a wide range of mobile consumer devices such as mobile phones, automobile navigation and telematics systems, portable navigation devices (PNDs), wireless headsets, mobile computers, mobile internet devices, GPS recreational devices, digital cameras and mobile gaming, plus a wide range of personal and commercial tracking applications. CSR is headquartered in Cambridge, UK, and has offices in Europe, Asia and North America. More information can be found at www.csr.com. Keep up to date with CSR on our blog, or follow us on Twitter at twitter.com/CSR_plc

This communication is not a prospectus as required by the Prospectus Directive of the European Parliament and of the Council of 4 November 2003 (No 2003/71/EC). It does not constitute or form part of an offer to sell or any invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed merger or otherwise.

Any acceptance of, or response to, the proposed merger should be made only on the basis of the information referred to, in respect of CSR shareholders, the shareholder circular seeking the approval of CSR shareholders for the proposed merger (the “Circular”) and prospectus in connection with the admission of ordinary shares of CSR to the Official List and to trading on the London Stock Exchange (the “UK Prospectus”) issued by CSR or, in respect of Zoran stockholders, the amended proxy statement/prospectus (the “Proxy Statement/Prospectus”) which forms part of the amended registration statement on Form F-4 (the “Amended Registration Statement”).

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger involving CSR and Zoran. In connection with the proposed merger, CSR has filed with the US Securities and Exchange Commission (the “SEC”) an amended Registration Statement on Form F-4 containing a Proxy Statement/Prospectus for the stockholders of Zoran. Each of CSR and Zoran intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus has been mailed to stockholders of Zoran. Shareholders of CSR and stockholders of Zoran are advised to read carefully the formal documentation in relation to the proposed merger. The proposals for the proposed merger are, in respect of the CSR shareholders, being made solely through the Circular, and, in respect of the Zoran stockholders, being made solely through the Proxy Statement/Prospectus. Both the Circular and the UK Prospectus and the final Proxy Statement/Prospectus contain the full terms and conditions of the way in which the proposed merger will be implemented, including details of how to vote with respect to the implementation of the proposed merger. Any acceptance or other response to the proposals should be made only on the basis of the information in respect of the CSR shareholders, in the Circular and the UK Prospectus, or, in respect of the Zoran stockholders, in the Proxy Statement/Prospectus.

Copies of the UK Prospectus and the Circular will, from the date of posting to CSR shareholders, be filed with the UK Listing Authority and submitted to the National Storage Mechanism and available for inspection at www.Hemscott.com/nsm.do and available for inspection by CSR shareholders at the offices of CSR plc, Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 0WZ during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted), at the offices of Slaughter and May, One Bunhill Row, London, EC1Y 8YY during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) and in the Investor Centre of CSR’s website www.csr.com. Stockholders may obtain, free of charge, copies of the Proxy Statement/Prospectus and Amended Registration Statement, and any other documents filed by Zoran and CSR with the SEC in connection with the proposed merger at the SEC’s website at http://www.sec.gov and at Zoran’s website at www.zoran.com and CSR’s website www.csr.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE INVESTORS OF CSR AND INVESTORS OF ZORAN TO READ CAREFULLY THE CIRCULAR, UK PROSPECTUS, PROXY STATEMENT/PROSPECTUS AND AMENDED REGISTRATION STATEMENT (INCLUDING ANY SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT CSR OR ZORAN WILL FILE WITH THE UKLA OR SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The UK Prospectus will be published and mailed to shareholders on 4 August 2011. The Proxy Statement/Prospectus was mailed to Zoran shareholders on 1 August 2011.

Forward Looking Statements

This statement contains certain statements (including, statements concerning plans and objectives of management for future operations or performance, or assumptions related thereto) that are ‘forward looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995 in relation to the future financial and operating performance and outlook of CSR and Zoran (together such companies and their subsidiaries, the “Combined Group”), as well as other future events and their potential effects on CSR and the Combined Group. These forward-looking statements can be identified by words such as ‘believes’, ‘estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’, ‘plans’, ‘should’ and other similar expressions, including statements relating to: expected developments in our product portfolio, expected revenues, expected annualised operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of our products in those of our customers, adoption of new technologies, the expectation of volume shipments of our products, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected performance against adverse economic conditions, the expected benefits of the proposed merger with Zoran, including the expected cost, revenue, technology and other synergies from the proposed merger, the expected impact of the proposed merger for customers and end-users, business and management strategies and the expansion and growth of CSR’s and the Combined Group’s operations, potential synergies and potential savings resulting from the proposed merger with Zoran, and other expectations and beliefs of our management.

All forward looking statements are based upon numerous assumptions regarding CSR’s and the Combined Group’s business strategies and the environment in which CSR and the Combined Group will operate and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of CSR and the Combined Group.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to: the ability to obtain governmental approvals of the proposed merger with Zoran or to satisfy other conditions to such proposed merger on the proposed terms and timeframe; the possibility that the proposed merger with Zoran does not close when expected or at all, or that the companies may be required to modify aspects of the proposed merger to achieve regulatory approval; the ability to realize the expected synergies or savings from the proposed merger in the amounts or in the timeframe anticipated; the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the proposed merger; the ability to integrate Zoran’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for Zoran’s and CSR’s products; the Combined Group’s ability to develop and market products containing the respective technologies of Zoran and CSR in a timely and cost-effective manner; a continuing or worsening economic downturn, which could reduce demand for consumer products; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s and the Combined Group’s products and other risks relating to CSR’s and the Combined Group’s fabless business model; declines in the average selling prices of CSR’s and the Combined Group’s products; risks associated with existing or future litigation; costs associated with the development of new products in response to market demand; errors or failures in the hardware or software components of CSR’s and the Combined Group’s products; cancellation of existing orders or the failure to secure new orders; risks associated with acquiring and protecting intellectual property; risks relating to forecasting consumer demand for and market acceptance of CSR’s and the Combined Group’s products and the products that use CSR’s and the Combined Group’s products; increased expenses associated with new product introductions, masks, or process changes; yields that CSR’s and the Combined Group’s subcontractors achieve with respect to CSR’s and the Combined Group’s products; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s and the Combined Group’s ability to manage past and future acquisitions; CSR’s and the Combined Group’s ability to protect its intellectual property; CSR’s and the Combined Group’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed in our latest Annual Report.

Each forward looking statement speaks only as of the date hereof. CSR does not undertake to release publicly any updates or revisions to any forward looking statements contained herein, otherwise than required by law.